SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2023 to 03/31/2023	8
01/01/2022 to 03/31/2022	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2023 to 03/31/2023	17
01/01/2022 to 03/31/2022	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	40
Comments on the Performance of Business Projections	78
Reports and Statements
Unqualified Independent Auditors’ Review Report	82
Officers Statement on the Financial Statements	84
Officers Statement on Auditor’s Report	85

(In thousands of reais - R$, unless otherwise stated)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Period 3/31/2023
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

1

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
1	Total Assets	60,096,819	61,196,813
1.01	Current assets	13,765,000	15,264,617
1.01.01	Cash and cash equivalents	2,368,551	2,839,405
1.01.02	Financial investments	1,306,509	1,207,610
1.01.02.01	Financial investments measured a fair value through profit or loss	1,251,771	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,251,771	1,184,895
1.01.02.03	Financial investments at amortized cost	54,738	22,715
1.01.03	Trade receivables	1,649,243	1,956,531
1.01.04	Inventory	6,601,195	7,413,421
1.01.06	Recoverable taxes	1,109,755	1,137,460
1.01.08	Other current assets	729,747	710,190
1.01.08.03	Others	729,747	710,190
1.01.08.03.02	Prepaid expenses	233,098	244,416
1.01.08.03.03	Dividends receivable	295,480	295,480
1.01.08.03.04	Others	201,169	170,294
1.02	Non-current assets	46,331,819	45,932,196
1.02.01	Long-term assets	9,071,409	9,167,437
1.02.01.03	Financial investments at amortized cost	143,406	140,510
1.02.01.07	Deferred taxes assets	3,063,055	3,256,712
1.02.01.10	Other non-current assets	5,864,948	5,770,215
1.02.01.10.03	Recoverable taxes	934,275	879,695
1.02.01.10.04	Judicial deposits	222,694	231,627
1.02.01.10.05	Prepaid expenses	65,790	58,950
1.02.01.10.06	Receivable from related parties	3,434,599	3,377,049
1.02.01.10.07	Others	1,207,590	1,222,894
1.02.02	Investments	29,321,128	28,918,775
1.02.02.01	Equity interest	29,181,585	28,778,632
1.02.02.02	Investment Property	139,543	140,143
1.02.03	Property, plant and equipment	7,882,459	7,786,485
1.02.03.01	Property, plant and equipment in operation	6,850,361	6,874,631
1.02.03.02	Right of use in leases	13,538	11,433
1.02.03.03	Property, plant and equipment in progress	1,018,560	900,421
1.02.04	Intangible assets	56,823	59,499

2

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
2	Total Liabilities	60,096,819	61,196,813
2.01	Current liabilities	12,595,683	14,644,052
2.01.01	Payroll and related taxes	157,481	150,192
2.01.02	Trade payables	3,149,636	3,684,793
2.01.03	Tax payables	319,421	397,496
2.01.04	Borrowings and financing	3,767,064	3,419,019
2.01.05	Other payables	5,174,569	6,961,181
2.01.05.02	Others	5,174,569	6,961,181
2.01.05.02.04	Dividends and interests on shareholder´s equity	604,888	598,267
2.01.05.02.05	Advances from customers	96,549	83,300
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	3,559,084	5,318,425
2.01.05.02.07	Lease liabilities	11,388	8,451
2.01.05.02.08	Other payables	902,660	952,738
2.01.06	Provisions	27,512	31,371
2.01.06.01	Provision for tax, social security, labor and civil risks	27,512	31,371
2.02	Non-current liabilities	28,275,285	27,063,294
2.02.01	Borrowings and financing	19,131,155	17,994,249
2.02.02	Other payables	178,262	148,990
2.02.02.02	Others	178,262	148,990
2.02.02.02.03	Lease liabilities	3,745	4,729
2.02.02.02.04	Derivative financial instruments	54,452	58,005
2.02.02.02.05	Trade payables	11,841	14,352
2.02.02.02.06	Other payables	108,224	71,904
2.02.04	Provisions	8,965,868	8,920,055
2.02.04.01	Provision for tax, social security, labor and civil risks	417,632	390,445
2.02.04.02	Other provisions	8,548,236	8,529,610
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	161,714	158,213
2.02.04.02.04	Pension and healthcare plan	537,290	537,290
2.02.04.02.05	Provision for losses on investments	7,849,232	7,834,107
2.03	Shareholders’ equity	19,225,851	19,489,467
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	8,988,442	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	6,215,517	6,215,517
2.03.04.08	Proposed Additional Dividend	1,614,000	1,614,000
2.03.05	Accumulated earnings (losses)	(926,396)	-
2.03.08	Other comprehensive income	891,085	228,305

3

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
3.01	Revenues from sale of goods and rendering of services	4,470,067	6,398,502
3.02	Costs from sale of goods and rendering of services	(4,090,964)	(4,867,733)
3.03	Gross profit	379,103	1,530,769
3.04	Operating (expenses)/income	(778,233)	1,048,886
3.04.01	Selling expenses	(211,489)	(242,330)
3.04.02	General and administrative expenses	(53,904)	(49,666)
3.04.04	Other operating income	47,947	19,570
3.04.05	Other operating expenses	(790,485)	(179,454)
3.04.06	Equity in results of affiliated companies	229,698	1,500,766
3.05	Income before financial income (expenses) and taxes	(399,130)	2,579,655
3.06	Financial income (expenses)	(601,338)	(755,685)
3.06.01	Financial income	190,324	(124,762)
3.06.02	Financial expenses	(791,662)	(630,923)
3.06.02.01	Net exchange differences over financial instruments	(86,932)	(131,875)
3.06.02.02	Financial expenses	(704,730)	(499,048)
3.07	Income before income taxes	(1,000,468)	1,823,970
3.08	Income tax and social contribution	74,072	(617,568)
3.08.01	Current	(13,988)	(112,383)
3.08.02	Deferred	88,060	(505,185)
3.09	Net income from continued operations	(926,396)	1,206,402
3.11	Net income for the year	(926,396)	1,206,402
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.69859)	0.90747
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	(0.69859)	0.90747

4

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
4.01	Net income for the year	(926,396)	1,206,402
4.02	Other comprehensive income	662,780	740,154
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	672	31
4.02.02	Reflex treasury shares acquired by subsidiary	(28,802)	(741,052)
4.02.03	(Loss)/gain cash flow hedge accounting, net of taxes	313,746	1,426,909
4.02.04	Cash flow hedge reclassified to income upon realization, net of taxes	233,114	52,335
4.02.05	(Loss)/gain cash flow hedge accounting, net taxes,from investments in subsidiaries	144,050	1,931
4.03	Comprehensive income for the year	(263,616)	1,946,556

5

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
6.01	Net cash from operating activities	(1,577,532)	545,747
6.01.01	Cash from operations	(234,210)	1,207,751
6.01.01.01	Net income for the period	(926,396)	1,206,402
6.01.01.02	Financial charges in borrowing and financing raised	363,806	279,179
6.01.01.03	Financial charges in borrowing and financing granted	(57,781)	(37,333)
6.01.01.04	Depreciation, amortization and depletion	274,393	252,629
6.01.01.05	Equity in results of affiliated companies	(229,698)	(1,500,766)
6.01.01.06	Deferred taxes assets	(88,060)	505,185
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	23,328	(6,883)
6.01.01.08	Monetary and exchange variations, net	494,770	269,269
6.01.01.10	Charges on lease liabilities	296	391
6.01.01.11	Write-off of property, plant and equipment right of use and Intangible assets	(1,902)	156
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	3,501	2,386
6.01.01.16	Updated shares – Fair value through profit or loss	(109,086)	209,747
6.01.01.17	Accrued/(reversal) for consumption and services	24,907	13,779
6.01.01.19	Receivables by indemnity	-	(7,381)
6.01.01.20	Other provisions	(6,288)	20,991
6.01.02	Changes in assets and liabilities	(1,343,322)	(662,004)
6.01.02.01	Trade receivables - third parties	41,982	54,132
6.01.02.02	Trade receivables - related party	248,824	156,760
6.01.02.03	Inventory	726,666	57,686
6.01.02.04	Receivables - related parties/dividends	81,999	314,473
6.01.02.05	Recoverable taxes	(26,875)	420,327
6.01.02.06	Judicial deposits	8,933	(9,089)
6.01.02.07	Receipt/(payment) in derivative transactions	15,340	-
6.01.02.09	Trade payables	(537,665)	(353,876)
6.01.02.10	Trade payables – Forfaiting and Drawee risk	(1,759,341)	(624,148)
6.01.02.11	Payroll and related taxes	7,288	5,611
6.01.02.12	Tax payables	(18,389)	(464,003)
6.01.02.13	Payables to related parties	4,153	1,476
6.01.02.15	Interest paid	(182,536)	(210,299)
6.01.02.16	Interest received	802	-
6.01.02.19	Others	45,497	(11,054)
6.02	Net cash investment activities	(485,461)	(545,309)
6.02.01	Investments / AFAC / Acquisitions of Shares	-	(130,400)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(328,591)	(308,737)
6.02.05	Intercompany loans granted	(123,248)	(123,069)
6.02.11	Intercompany loans received	1,296	-
6.02.13	Financial Investments, net of redemption	(34,918)	16,897
6.03	Net cash used in financing activities	1,592,139	(365,293)
6.03.01	Borrowings and financing raised	2,855,087	600,000
6.03.02	Transactions cost - Borrowings and financing	(78)	(5,203)
6.03.03	Borrowings and financing – related parties	-	753,825
6.03.04	Amortization of borrowings and financing	(1,032,913)	(1,276,046)
6.03.05	Amortization of borrowings and financing - related parties	(227,707)	(44,326)
6.03.06	Dividends and interest on shareholder’s equity	-	(18)
6.03.07	Amortization of leases	(2,250)	(2,005)
6.03.08	Share repurchase	-	(391,520)
6.05	Increase (decrease) in cash and cash equivalents	(470,854)	(364,855)
6.05.01	Cash and equivalents at the beginning of the year	2,839,405	3,885,265
6.05.02	Cash and equivalents at the end of the year	2,368,551	3,520,410

6

(In thousands of reais - R$, unless otherwise stated)

6.03	Net cash used in financing activities	1,592,139	(365,293)
6.03.01	Borrowings and financing raised	2,855,087	600,000
6.03.02	Transactions cost - Borrowings and financing	(78)	(5,203)
6.03.03	Borrowings and financing – related parties	-	753,825
6.03.04	Amortization of borrowings and financing	(1,032,913)	(1,276,046)
6.03.05	Amortization of borrowings and financing - related parties	(227,707)	(44,326)
6.03.06	Dividends and interest on shareholder’s equity	-	(18)
6.03.07	Amortization of leases	(2,250)	(2,005)
6.03.08	Share repurchase	-	(391,520)
6.05	Increase (decrease) in cash and cash equivalents	(470,854)	(364,855)
6.05.01	Cash and equivalents at the beginning of the year	2,839,405	3,885,265
6.05.02	Cash and equivalents at the end of the year	2,368,551	3,520,410

7

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2023 to 03/31/2023
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.03	Adjusted opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.05	Total comprehensive income	-	-	-	(926,396)	662,780	(263,616)
5.05.01	Net income for the period	-	-	-	(926,396)	-	(926,396)
5.05.02	Other comprehensive income	-	-	-	-	662,780	662,780
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(28,802)	(28,802)
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	672	672
5.05.02.13	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	690,910	690,910
5.07	Closing balance	10,240,000	32,720	8,988,442	(926,396)	891,085	19,225,851

8

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 03/31/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.04	Capital transaction with shareholders	-	-	(378,225)	-	-	(378,225)
5.04.04	Treasury shares acquired	-	-	(378,225)	-	-	(378,225)
5.05	Total comprehensive income	-	-	-	1,206,402	740,154	1,946,556
5.05.01	Net income for the period	-	-	-	1,206,402	-	1,206,402
5.05.02	Other comprehensive income	-	-	-	-	740,154	740,154
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(741,052)	(741,052)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,481,175	1,481,175
5.07	Closing balance	10,240,000	32,720	9,714,663	1,206,402	689,544	21,883,329

9

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
7.01	Revenues	5,427,122	7,745,101
7.01.01	Sales of products and rendering of services	5,377,801	7,727,102
7.01.02	Other revenues	51,056	14,734
7.01.04	Allowance for (reversal of) doubtful debts	(1,735)	3,265
7.02	Raw materials acquired from third parties	(5,277,632)	(5,755,260)
7.02.01	Cost of sales and services	(4,669,385)	(5,415,492)
7.02.02	Materials, electric power, outsourcing and other	(597,405)	(327,594)
7.02.03	Impairment/recovery of assets	(10,842)	(12,174)
7.03	Gross value added	149,490	1,989,841
7.04	Retentions	(274,230)	(252,489)
7.04.01	Depreciation, amortization and depletion	(274,230)	(252,489)
7.05	Value added created	(124,740)	1,737,352
7.06	Value added received	394,493	1,912,548
7.06.01	Equity in results of affiliates companies	229,698	1,500,766
7.06.02	Financial income	190,324	97,593
7.06.03	Others	(25,529)	314,189
7.07	Value added for distribution	269,753	3,649,900
7.08	Value added distributed	269,753	3,649,900
7.08.01	Personnel	311,242	300,549
7.08.01.01	Salaries and wages	223,471	225,446
7.08.01.02	Benefits	72,045	60,770
7.08.01.03	Severance payment (FGTS)	15,726	14,333
7.08.02	Taxes, fees and contributions	117,872	974,579
7.08.02.01	Federal	73,971	871,178
7.08.02.02	State	43,901	103,401
7.08.03	Remuneration on third-party capital	767,035	1,168,370
7.08.03.01	Interest	604,877	292,468
7.08.03.02	Rental	903	903
7.08.03.03	Others	161,255	874,999
7.08.04	Other and passive exchange variations	(926,396)	1,206,402
7.08.04.03	Retained earnings (accumulated losses)	(926,396)	1,206,402

10

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
1	Total assets	86,595,892	85,354,359
1.01	Current assets	31,671,613	30,612,360
1.01.01	Cash and cash equivalents	13,673,017	11,991,356
1.01.02	Financial investments	1,540,366	1,456,485
1.01.02.01	Financial investments measured a fair value through profit or loss	1,251,771	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,251,771	1,184,895
1.01.02.03	Financial investments at amortized cost	288,595	271,590
1.01.03	Trade receivables	3,546,962	3,233,164
1.01.04	Inventory	10,234,004	11,289,229
1.01.06	Recoverable taxes	1,878,824	1,865,626
1.01.08	Other current assets	798,440	776,500
1.01.08.03	Others	798,440	776,500
1.01.08.03.02	Prepaid expenses	399,677	347,870
1.01.08.03.03	Dividends receivable	77,377	77,377
1.01.08.03.05	Others	321,386	351,253
1.02	Non-current assets	54,924,279	54,741,999
1.02.01	Long-term assets	12,504,261	12,364,418
1.02.01.03	Financial investments at amortized cost	159,557	156,185
1.02.01.05	Inventory	1,140,571	1,045,665
1.02.01.07	Deferred taxes assets	4,935,307	5,095,718
1.02.01.10	Other non-current assets	6,268,826	6,066,850
1.02.01.10.03	Recoverable taxes	1,404,413	1,317,132
1.02.01.10.04	Judicial deposits	537,168	533,664
1.02.01.10.05	Prepaid expenses	86,949	82,586
1.02.01.10.06	Receivable from related parties	2,995,963	2,869,532
1.02.01.10.07	Others	1,244,333	1,263,936
1.02.02	Investments	5,216,846	5,219,082
1.02.02.01	Equity interest	5,058,533	5,060,002
1.02.02.02	Investment Property	158,313	159,080
1.02.03	Property, plant and equipment	26,478,076	26,370,445
1.02.03.01	Property, plant and equipment in operation	21,476,568	21,700,015
1.02.03.02	Right of use in leases	660,416	644,880
1.02.03.03	Property, plant and equipment in progress	4,341,092	4,025,550
1.02.04	Intangible assets	10,725,096	10,788,054

11

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
2	Total Liabilities	86,595,892	85,354,359
2.01	Current liabilities	19,817,534	22,475,119
2.01.01	Payroll and related taxes	422,399	422,495
2.01.02	Trade payables	5,854,229	6,596,915
2.01.03	Tax payables	826,466	870,333
2.01.04	Borrowings and financing	5,201,790	5,193,636
2.01.05	Other payables	7,466,860	9,318,651
2.01.05.02	Others	7,466,860	9,318,651
2.01.05.02.04	Dividends and interests on shareholder´s equity	620,447	611,307
2.01.05.02.05	Advances from customers	1,094,442	1,120,072
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	4,042,904	5,709,069
2.01.05.02.07	Lease liabilities	168,336	177,010
2.01.05.02.08	Derivative financial instruments	350,632	416,935
2.01.05.02.09	Other payables	1,190,099	1,284,258
2.01.06	Provisions	45,790	73,089
2.01.06.01	Provision for tax, social security, labor and civil risks	45,790	73,089
2.02	Non-current liabilities	45,085,507	41,063,196
2.02.01	Borrowings and financing	37,155,431	35,725,106
2.02.02	Other payables	4,622,647	2,216,418
2.02.02.02	Others	4,622,647	2,216,418
2.02.02.02.03	Advances from customers	3,335,052	943,919
2.02.02.02.04	Lease liabilities	546,245	516,836
2.02.02.02.05	Derivative financial instruments	106,092	69,472
2.02.02.02.06	Trade payables	23,505	46,269
2.02.02.02.07	Other payables	611,753	639,922
2.02.03	Deferred taxes assets	284,941	216,950
2.02.04	Provisions	3,022,488	2,904,722
2.02.04.01	Provision for tax, social security, labor and civil risks	1,504,532	1,411,736
2.02.04.02	Other provisions	1,517,956	1,492,986
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	962,627	937,657
2.02.04.02.04	Pension and healthcare plan	555,329	555,329
2.03	Shareholders’ equity	21,692,851	21,816,044
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	8,988,442	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	6,215,517	6,215,517
2.03.04.08	Proposed Additional Dividend	1,614,000	1,614,000
2.03.05	Accumulated earnings (losses)	(926,396)	-
2.03.08	Other comprehensive income	891,085	228,305
2.03.09	Earnings attributable to the non-controlling interests	2,467,000	2,326,577

12

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
3.01	Revenues from sale of goods and rendering of services	11,318,690	11,769,866
3.02	Costs from sale of goods and rendering of services	(8,073,476)	(7,287,285)
3.03	Gross profit	3,245,214	4,482,581
3.04	Operating (expenses)/income	(2,664,693)	(927,247)
3.04.01	Selling expenses	(860,513)	(443,996)
3.04.02	General and administrative expenses	(159,881)	(143,330)
3.04.04	Other operating income	94,729	23,401
3.04.05	Other operating expenses	(1,760,537)	(382,581)
3.04.06	Equity in results of affiliated companies	21,509	19,259
3.05	Income before financial income (expenses) and taxes	580,521	3,555,334
3.06	Financial income (expenses)	(1,189,627)	(1,125,237)
3.06.01	Financial income	344,819	(35,859)
3.06.02	Financial expenses	(1,534,446)	(1,089,378)
3.06.02.01	Net exchange differences over financial instruments	(247,298)	(121,324)
3.06.02.02	Financial expenses	(1,287,148)	(968,054)
3.07	Income before income taxes	(609,106)	2,430,097
3.08	Income tax and social contribution	(213,442)	(1,066,154)
3.08.01	Current	(357,393)	(578,874)
3.08.02	Deferred	143,951	(487,280)
3.09	Net income from continued operations	(822,548)	1,363,943
3.11	Consolidated net income for the year	(822,548)	1,363,943
3.11.01	Earnings attributable to the controlling interests	(926,396)	1,206,402
3.11.02	Earnings it attributable to the non-controlling interests	103,848	157,541
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	(0.69859)	0.90747
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	(0.69859)	0.90747

13

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
4.01	Consolidated net income for the year	(822,548)	1,363,943
4.02	Other comprehensive income	699,355	740,757
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	679	97
4.02.02	Cumulative translation adjustments for the year	(28,802)	(741,052)
4.02.03	Gain cash flow hedge accounting, net of taxes	313,746	1,426,909
4.02.04	Cash flow hedge reclassified to income upon realization, net of taxes	233,114	52,335
4.02.05	(Loss)/gain cash flow hedge accounting, net taxes,from investments in subsidiaries	180,618	2,468
4.03	Consolidated comprehensive income for the year	(123,193)	2,104,700
4.03.01	Earnings attributable to the controlling interests	(263,616)	1,946,556
4.03.02	Earnings it attributable to the non-controlling interests	140,423	158,144

14

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
6.01	Net cash from operating activities	554,104	(3,859,664)
6.01.01	Cash from operations	1,444,076	1,997,764
6.01.01.01	Earningsattributable to the controlling interests	(926,396)	1,206,402
6.01.01.02	Earnings attributable to the non-controlling interests	103,848	157,541
6.01.01.03	Financial charges in borrowing and financing raised	760,817	458,222
6.01.01.04	Financial charges in borrowing and financing granted	(44,554)	(32,028)
6.01.01.05	Depreciation, amortization and depletion	803,002	657,803
6.01.01.06	Equity in results of affiliated companies	(21,509)	(19,259)
6.01.01.07	Charges on lease liabilities	19,032	16,150
6.01.01.08	Deferred taxes assets	(143,951)	487,280
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	49,780	2,155
6.01.01.10	Monetary, exchange and cash flow hedge	908,653	(1,150,473)
6.01.01.13	Write-off of property, plant and equipment right of use and Intangible assets	(2,176)	7,963
6.01.01.14	Accrued/(reversal) for consumption and services	11,804	(2,777)
6.01.01.17	Receivables by indemnity	-	(7,381)
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	24,971	26,972
6.01.01.19	Updated shares – Fair value through profit or loss	(109,086)	209,747
6.01.01.20	Other provisions	9,841	(20,553)
6.01.02	Changes in assets and liabilities	(889,972)	(5,857,428)
6.01.02.01	Trade receivables - third parties	(392,516)	(2,599,802)
6.01.02.02	Trade receivables - related party	48,827	37,822
6.01.02.03	Inventory	859,920	234,052
6.01.02.05	Recoverable taxes	(100,479)	417,063
6.01.02.06	Judicial deposits	(3,504)	(7,049)
6.01.02.07	Trade payables	(763,035)	(488,796)
6.01.02.08	Trade payables – Forfaiting and Drawee risk	(1,666,165)	(433,645)
6.01.02.09	Payroll and related taxes	151	23,976
6.01.02.10	Tax payables	(40,074)	(2,391,121)
6.01.02.11	Payables to related parties	(21,485)	(2,871)
6.01.02.12	Advance from Minerals and Electric Energy contracts	2,392,433	(144,851)
6.01.02.14	Interest paid	(614,997)	(516,222)
6.01.02.15	Receipt/(payment) of cash flow hedge operations and derivative transactions	(608,219)	-
6.01.02.17	Others	19,171	14,016
6.02	Net cash investment activities	(838,393)	(928,345)
6.02.01	Investments / AFAC / Acquisitions of Shares	-	(129,499)
6.02.02	Purchase of property, plant and equipment, intangible assets andinvestmentproperty	(735,829)	(700,988)
6.02.03	Intercompany loans granted	(84,286)	(108,705)
6.02.04	Intercompany loans received	2,098	-
6.02.05	Financial Investments, net of redemption	(20,376)	10,847

15

(In thousands of reais - R$, unless otherwise stated)

6.03	Net cash used in financing activities	1,961,456	1,397,090
6.03.01	Borrowings and financing raised	3,907,413	5,647,241
6.03.02	Transactions cost - Borrowings and financing	(5,119)	(58,421)
6.03.04	Share repurchase	-	(391,520)
6.03.05	Amortization of borrowings and financing	(1,891,962)	(3,685,038)
6.03.06	Amortization of leases	(48,876)	(32,729)
6.03.07	Dividends and interest on shareholder’s equity	-	(82,443)
6.04	Exchange rate on translating cash and cash equivalents	4,494	45,143
6.05	Increase (decrease) in cash and cash equivalents	1,681,661	(3,345,776)
6.05.01	Cash and equivalents at the beginning of the year	11,991,356	16,646,480
6.05.02	Cash and equivalents at the end of the year	13,673,017	13,300,704

16

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2023 to 31/03/2023
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044
5.03	Adjusted opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044
5.05	Total comprehensive income	-	-	-	(926,396)	662,780	(263,616)	140,423	(123,193)
5.05.01	Net income for the year	-	-	-	(926,396)	-	(926,396)	103,848	(822,548)
5.05.02	Other comprehensive income	-	-	-	-	662,780	662,780	36,575	699,355
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(28,802)	(28,802)	-	(28,802)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	672	672	7	679
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	690,910	690,910	36,568	727,478
5.07	Closing balance	10,240,000	32,720	8,988,442	(926,396)	891,085	19,225,851	2,467,000	21,692,851

17

(In thousands of reais - R$, unless otherwise stated)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(378,225)	-	-	(378,225)	-	(378,225)
5.04.04	Treasury shares acquired	-	-	(378,225)	-	-	(378,225)	-	(378,225)
5.05	Total comprehensive income	-	-	-	1,206,402	740,154	1,946,556	158,144	2,104,700
5.05.01	Net income for the year	-	-	-	1,206,402	-	1,206,402	157,541	1,363,943
5.05.02	Other comprehensive income	-	-	-	-	740,154	740,154	603	740,757
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(741,052)	(741,052)	-	(741,052)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31	66	97
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,481,175	1,481,175	537	1,481,712
5.07	Closing balance	10,240,000	32,720	9,714,663	1,206,402	689,544	21,883,329	3,217,535	25,100,864

18

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2023 to 03/31/2023	YTD previous year 01/01/2022 to 03/31/2022
7.01	Revenues	12,864,500	13,364,372
7.01.01	Sales of products and rendering of services	12,761,746	13,346,434
7.01.02	Other revenues	103,020	16,151
7.01.04	Allowance for (reversal of) doubtful debts	(266)	1,787
7.02	Raw materials acquired from third parties	(10,188,053)	(8,071,060)
7.02.01	Cost of sales and services	(7,851,510)	(7,227,509)
7.02.02	Materials, electric power, outsourcing and other	(2,058,484)	(815,970)
7.02.03	Impairment/recovery of assets	(278,059)	(27,581)
7.03	Gross value added	2,676,447	5,293,312
7.04	Retentions	(801,178)	(656,137)
7.04.01	Depreciation, amortization and depletion	(801,178)	(656,137)
7.05	Value added created	1,875,269	4,637,175
7.06	Value added received	485,944	2,158,987
7.06.01	Equity in results of affiliated companies	21,509	19,259
7.06.02	Financial income	344,819	186,496
7.06.03	Others	119,616	1,953,232
7.06.03.01	Other and exchange gains	119,616	1,953,232
7.07	Value added for distribution	2,361,213	6,796,162
7.08	Value added distributed	2,361,213	6,796,162
7.08.01	Personnel	800,683	590,729
7.08.01.01	Salaries and wages	605,938	452,693
7.08.01.02	Benefits	155,873	113,766
7.08.01.03	Severance payment (FGTS)	38,872	24,270
7.08.02	Taxes, fees and contributions	725,573	1,575,170
7.08.02.01	Federal	550,329	1,441,758
7.08.02.02	State	159,779	119,931
7.08.02.03	Municipal	15,465	13,481
7.08.03	Remuneration on third-party capital	1,657,505	3,266,320
7.08.03.01	Interest	1,046,335	568,854
7.08.03.02	Rental	3,444	1,355
7.08.03.03	Others	607,726	2,696,111
7.08.03.03.01	Other and exchange losses	607,726	2,696,111
7.08.04	Remuneration on Shareholders' capital	(822,548)	1,363,943
7.08.04.03	Retained earnings (accumulated losses)	(926,396)	1,206,402
7.08.04.04	Non-controlling interests in retained earnings	103,848	157,541

19

1Q23 FINANCIAL RESULTS

May 3, 2023

CSN

Companhia Siderúrgica Nacional

20

São Paulo, May 3, 2023 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its first quarter of 2023 (1Q23) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the consolidated results of the Company in the first quarter of 2023 (1Q23) and the comparisons are relative to the fourth quarter of 2022 (4Q22) and the first quarter of 2022 (1Q22). The exchange rate was BRL 4.74 on 03/31/2022; BRL 5.22 on 12/31/2022 and BRL 5.08 on 03/31/2023.

1Q23 Operational and Financial Highlights

21

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue totaled BRL 11,319 million in 1Q23, representing an increase of 1.7% when compared to 4Q22. This performance is the result of better prices achieved in the mining sector, in line with the Platts' increase and with the solid commercial activity observed during the period. These factors ended up offsetting the weaker dynamics observed in the domestic steel market at the beginning of the year and the lower rentability in the cement segment.

•	The cost of goods sold (COGS) totaled BRL 8,073 million in 1Q23, 2.9% up from the previous quarter, as a result, mainly due to higher volumes in the steel and cement industries.

•	The combination of revenue growth and a small cost pressure resulted in a roughly flat gross margin in the quarter, reaching 28.7% in 1Q23.

•	Selling, general and administrative expenses totaled BRL 1,020 million in 1Q23, 16% lower than in 4Q22, as a consequence of the lower volume traded in mining, generating lower freight expenses, as well as the greater budget control carried out by the Company.

•	The group of other operating revenues and expenses was negative at R$ 1.655 million in 1Q23, mainly due to iron ore hedging operations (R$ 568 million) carried out during the period, and cash flow hedge accounting (R$ 362 million).

•	In 1Q23, the financial result was negative by BRL 1,190 million, which represents a stability in relation to the previous quarter, as a consequence of the maintenance of the cost of debt and lower impact of Usiminas shares.

22

•	The equity result was positive at BRL 22 million in 1Q23, a reduction of 69% compared to last quarter, as a consequence of seasonality and the weaker performance of MRS that was impacted by the rains recorded in the period.

•	In 1Q23, CSN recorded a net loss of R$ 823 million, reversing the profit seen in the previous quarter, as a result of non-recurring impacts, such as iron ore hedge and hedge accounting for exchange rates, with no cash impact. It is also important to note that the effect of the iron ore hedge is only temporary, since the sharp drop in Platts prices after the end of 1Q23 should bring a positive impact to the open position, largely offsetting the impact the Company had in 1Q23.

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that it should not be considered in the calculation of recurring operating cash generation.

23

•	Adjusted EBITDA in 1Q23 was BRL 3,203 million, with an adjusted EBITDA margin of 27.5% or 0,5 p.p. up from last quarter. This increase in profitability is a direct consequence of the improvement in mining results, which even with a lower sales volume, ended up presenting a higher EBITDA due to the realized prices, compensating for the weaker dynamics observed in the steel and cement segments.

Adjusted EBITDA (BRL MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the 100% stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 1Q23 was negative at BRL 2,134 million, mainly affected by one-off changes in working capital and the effect of the iron ore hedge realized in the period.

Adjusted Cash Flow¹ in 1Q23 (BRLMM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC

24

Indebtedness

On 03/31/2023, consolidated net debt reached BRL 30,158 million, with the leverage indicator measured by the Net Debt/EBITDA LTM ratio reaching 2.5x. This temporary increase in leverage is a consequence of the exclusion from the calculation base of the strong results from the beginning of 2022 due to the effects of the war in Ukraine. However, when looking at the prospects for results and cash generation for 2023, including the normalization of working capital conditions, a gradual reduction in leverage is expected to be achieved within the target established by the Company, which reinforces the transitory and exceptional effect of this leverage above the top of the guidance. Additionally, CSN has maintained its policy of carrying a high cash balance, which reached R$ 14.3 billion in this quarter.

¹ Net Debt / EBITDA: For debt calculation considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains highly active in its goal of extending the amortization term, focusing on long-term operations and the local capital market. Among the main movements in 1Q23, the CSN Mineração signed a Pre-Payment Export Financing Agreement in the total amount of up to US$ 1.4 billion and a final term of 12 years, with up to US$ 980 million to be granted by the JAPAN BANK FOR INTERNATIONAL COOPERATION, and up to US$ 420 million to be granted by a bank syndicate, secured by Nippon Export and Investment Insurance ("NEXI"). This operation aims to support the Company in its project to build a new pellet feed plant (P15) in the Casa de Pedra mine, aiming to ensure the supply of high-quality iron ore for its customers, helping them in their decarbonization strategies in the steel industry.

Amortization Schedule (BRL Bi)

¹ IFRS: does not consider participation in MRS (37.27%) .

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

25

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet up to 1Q23 was US$ 812 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The adopted Hedge Accounting by CSN correlates the projected flow of dollar exports with the future maturities of debt in the same currency. With this, the exchange variation of the dollar debt is temporarily recorded in the shareholders' equity, being taken to the result when the dollar revenues from the referred exports occur.

Investments

A total of BRL 746 million was invested in 1Q23, a 28% lower value when compared to the amount invested in 4Q22, as a consequence of seasonality and the fact that the previous quarter was impacted by equipment acquisitions for Tecon (RTGs), fleet rebuild for Casa de Pedra, and replacement of part of the Arcos fleet (cement). Most of the investment made in this quarter was directed to the steelmaking operation, with emphasis on the recovery and preservation of coke batteries and operational continuity projects. In mining, there was progress in the P15 expansion project, and for cement, recurrent repairs on furnaces and mills during this time of the year, as well as the completion of the Arcos fleet acquisition.

26

Net Working Capital

The Net Working Capital applied to the business totaled BRL 4,486 million in 1Q23, in line with 1Q22 figures, however, an increase of 81% compared to 4Q22, as a consequence of a reduction in the Company's supplier line, in addition to lower inventory volume. The punctual and temporary reduction of the average payment period to suppliers is mainly related to changes in the raw material mix and tends to be reversed in the coming quarters.

The calculation of the Net Working Capital applied to the business disregards Glencore's advance, as shown in the following table:

1Q23	4Q22	1Q23 x 4Q22	1Q22	1Q23 x 1Q22
Assets	**16,211**	**16,689**	**-3%**	**15,921**	**2%**
Accounts Recivable	3,548	3,233	10%	4,091	-13%
Inventory [3]	10,249	11,302	-9%	10,235	0%
Taxes to Recover	1,721	1,482	16%	1,172	47%
Antecipated Expenses	400	348	15%	277	44%
Other Assets NWC [1]	293	324	-10%	146	101%
Liabilities	**11,725**	**14,209**	**-17%**	**11,533**	**2%**
Suppliers	9,502	11,924	-20%	9,693	-2%
Payroll and Related taxes	696	690	1%	634	10%
Taxes Payable	677	624	8%	430	57%
Advances from Clients	339	365	-7%	311	9%
Other Liabilities [2]	511	606	-16%	465	10%
Net Working Capital	**4,486**	**2,480**	**81%**	**4,388**	**2%**

Operational Indicators	1Q23	4Q22	1Q23 x 4Q22	1Q22	1Q23 x 1Q22
Turnover ratio (days) Recivable	25	23	2	27	-2
Turnover ratio (days) Inventory	101	119	-18	116	-15
Turnover ratio (days) Suppliers	129	143	-14	141	-12
Financial Cycle	-3	-1	-2	2	-5

¹ Other CCL Assets: Considers advance employees and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME are not considered the balances of warehouse stocks.

Dividends

As approved at the General Meeting and disclosed in the Notice to Shareholders on April 28, 2023, the Company decided to distribute dividends in the amount of (i) R$ 836,854,548.00 from the profit reserve, corresponding to R$ 0.63106731615 per share, and (ii) R$ 777,145,451.90, referring to the 2022 fiscal year, corresponding to the amount of R$ 0.58604102195 per share, totaling an amount of R$ 1.6 billion to be distributed. Both payments will be made on May 17th, 2023.

27

Results by Business Segments

28

1Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,777	4,141	70	519	139	1,119	(447)	11,319
Domestic Market	3,946	282,28	70	519	139	1,119	(847)	5,229
Foreign Market	1,831	3,859	-	-	-	-	400	6,090
COGS	(5,021)	(2,247)	(59)	(340)	(124)	(960)	677	(8,073)
Gross profit	756	1,895	10	179	16	160	230	3,245
DGA/DVE	(313)	(126,36)	(2)	(43)	(13)	(96)	(427)	(1,020)
Depreciation	311	257	10	98	25	159	(78)	781
Proportional EBITDA of joint contr	-		-	-	-	-	197	197
Adjusted EBITDA	754	2,025	19	234	28	222	(79)	3,203

4Q22 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	6,055	3,529	86	608	154	1,181	(483)	11,129
Domestic Market	4,501	336	86	608	154	1,181	(949)	5,917
Foreign Market	1,554	3,193	-	-	-	-	466	5,212
COGS	(5,214)	(1,878)	(58)	(382)	(139)	(900)	724	(7,847)
Gross profit	840	1,651	28	226	15	281	241	3,282
DGA/DVE	(341)	(139,23)	(9)	(52)	(17)	(148)	(507)	(1,213)
Depreciation	326	268	11	96	29	132	(38)	825
Proportional EBITDA of joint contr	-		-	-	-	-	229	229
Adjusted EBITDA	826	1,779	30	270	27	265	(75)	3,123

1Q22 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,882	3,861	76	458	44	386	(938)	11,770
Domestic Market	5,185	515,38	76	458	44	386	(991)	5,673
Foreign Market	2,697	3,346	-	-	-	-	53	6,097
COGS	(5,827)	(1,595)	(55)	(342)	(47)	(272)	850	(7,287)
Gross profit	2,055	2,266	21	117	(3)	114	(88)	4,483
DGA/DVE	(327)	(62,42)	(10)	(31)	(9)	(69)	(80)	(587)
Depreciation	295	242	9	123	4	54	(92)	635
Proportional EBITDA of joint contr	-		-	-	-	-	187	187
Adjusted EBITDA	2,024	2,445	20	209	(7)	99	(72)	4,718

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 459.3 million tons (Mt) in the first three months of 2023, which represents a stability when compared to the same period in 2022, with the reopening of the Chinese economy being offset by the more challenging scenario found in the international economy, with reduced growth rates, credit crises and high inflation and interest rate pressures. In 1Q23, the European Union reduced its production by 10.1%, still impacted by high energy prices and the closure of steel plants over the past year. China, on the other hand, produced 57% of the global volume (261.6 Mt) in the same period, representing a 6.1% increase in production compared to 1Q22, as a result of the direct impact of the end of the Covid-0 policy in the country and economic stimuli in the real estate and consumer markets. The prospects for the next quarters of 2023 remain positive as total steel demand is expected to increase by 2% for the year. Brazil produced 8.0Mt in 1Q23, which corresponds to a 6.8% decrease compared to the same period in 2022, impacted by operational problems faced in some plants, as well as the increase of imported products in the country. The prospects for the local market in 2023 are somewhat more challenging as uncertainties still loom regarding economic growth due to restrictive monetary policy.

29

Steel Production (thousand tons)

In the case of CSN, plate production in 1Q23 totaled 784,000 tons, a performance 22% lower than the previous quarter. In turn, the production of flat rolled products, our main market, reached 702 kton, which represents a 20% decrease compared to 4Q22, reflecting the seasonality and unscheduled maintenance shutdowns, which limited volumes during the quarter.

Sales Volume (Kton) – Steel Industry

Total sales reached 1,033 thousand tons in the first quarter of 2023, volume 2% higher than in 4Q22. When analyzing the behavior in the different markets, it is noticed that the foreign market was the main responsible for this increase, with a strong performance in all 3 operations. In total, sales totaled 364,000 tons in 1Q23 and were 35% higher than in 4Q22. During the quarter, 8,000 tons were exported directly, and 356,000 tons were sold by subsidiaries abroad, 72,000 tons by LLC, 173,000 tons by SWT and 111,000 tons by Lusosider. On the other hand, domestic sales totaled 669 thousand tons of steel products in 1Q23, which represents a reduction of 9.5% compared to 4Q22, as a result of the increase in imported steel products in the period, in addition to the lower volume produced and a lessen heated demand in the first two months of the year.

In relation to the total sales volume in 1Q23, all segments showed a decrease compared to the previous quarter, with Industry (-12%) and Distribution (-11%) appearing among the main highlights. In the year-on-year comparison, there was an important recovery for the white goods (home appliance) and construction, but the declines in industry and distribution ended up having a greater weight.

30

According to ANFAVEA (National Association of Automotive Vehicle Manufacturers), production in 1Q23 reached 536 thousand units, an increase of 8% compared to the previous quarter. According to the Association, vehicle sales volume increased by 16.3% in the first quarter.

According to data from the Brazilian Steel Institute (IABr), crude steel production in 1Q23 reached 8.04 million tons, a 6.8% decline compared to the same period in 2022 and 0.3% higher than in 4Q22. Apparent consumption was 5.92 million tons, a 3.4% increase compared to the previous year and 5.7% higher than in 4Q22. The Steel Industry Confidence Index (ICIA) for March was 32.7 points, 16.9 points decrease compared to December and below the 50-point dividing line, indicating lower confidence for the next six months in the domestic market. On the other hand, there was already a significant improvement in the confidence index for April (41.7 points).

According to data from IBGE, the production of household appliances for March 2023 registered an increase of 14% compared to the previous year, which reinforces the recovery of the white goods sector after the weak performance observed in 2022.

•	Net revenue in the steel industry reached BRL 5,777 million in 1Q23, a performance 4.6% lower than in 4Q22, as a result of lower commercial dynamism in the domestic market, in addition to lower prices. In this sense, the 1Q23 average price in the domestic market was 3.0% lower than in 4Q22, a performance driven mainly by the fall in the prices of long steel and products whose import is more relevant. In turn, the price of the foreign market was 12.7% lower compared to the previous quarter, mainly impacted by the metal profiles that did not follow the positive price trend due to the Chinese reopening and lower supply resulting from the earthquake in Turkey.

•	The plate cost in 1Q23 reached BRL 4,147/t, representing an increase of 5.7% over the previous quarter, as a result of lower dilution of the plant's fixed costs and an increase in raw material costs, mainly iron ore.

•	The steel segment Adjusted EBITDA reached BRL 754 million in 1Q23 and was 9% lower than in 4Q22, with an EBITDA margin of 13.0% (-0.6 p.p.). This result reflects the lower dynamism of the domestic market and the lower dilution of production costs, which ultimately compromised the profitability of the period.

31

Adjusted EBITDA and Steel Margin (BRL MM and %)

Mining Result

In the mining sector, the beginning of the year was impacted by several factors that had consequences for both supply and demand for the product. On the supply side, the high incidence of rain in Brazil and obstacles that affected the production flow, mainly in the southeastern region of Brazil, had an impact on the availability of iron ore for the transoceanic market. On the demand side, the first quarter of 2023 was marked by the easing of Covid-related restrictions in China and the beginning of economic stimulus that raised expectations regarding Chinese demand for steel products. As a result, we had a strong recovery in iron ore prices since the beginning of the year, which exceeded the US$130/ton level throughout the quarter. In this context, the price of iron ore ended 1Q23 with a price above US$127.0/ton, with an average of US$125.5/dmt (Platts, Fe62%, N. China), 26.8% higher than 4Q22 (US$99.0/dmt), but 11.4% lower than 1Q22 (US$141.6/dmt).

Regarding maritime freight, the BCI-C3 route (Tubarão-Qingdao) had an average of US$ 18.2/wmt in 1Q23, which represents a reduction of 11% compared to the freight cost of the previous quarter, reflecting the lower pressure on fuel costs and the greater availability of ships in the transoceanic market.

•	Iron ore production totaled 8,939 thousand tons in 1Q23, this represents a 38% growth compared to 1Q22 and a 4% decrease compared to 4Q22, in line with the seasonality of the period. Additionally, it is worth noting that after going through the most critical period of rains without major issues in the production process, the Company has maintained its production and procurement guidance for 2023, set in a range of 39-41 million metric tons.

32

•	Sales volume reached 8,618 thousand tons in 1Q23, a performance that was 24.3% higher than 1Q22 and 11.4% lower compared to 4Q22. In addition to seasonality, 1Q23 sales were also limited by operational problems in rail transportation and a decrease in sales to the domestic market.

•	In 1Q23, net revenue totaled BRL 4,141 million and was 17.3% higher than in 4Q22, even with a lower volume of shipments. This result reflects the strong price realization observed in the period. As a consequence, the net unit revenue was US$ 91.9 per wet metric ton, representing a solid increase of 34% against 4Q22, in line with the upward trajectory of the Platts price.

•	In turn, the cost of products sold from mining totaled BRL 2,247 million in 1Q23, an increase of 19.6% compared to the previous quarter, as a result of a higher volume of third-party ore purchases and price increases during the period. Similarly, the C1 cost reached USD 22.9/t in 1Q23, which was 7.9% higher than that seen in 4Q22, reflecting the lower dilution of fixed costs both at the mine and at the port, as well as the higher cost of leasing Tecar, as a consequence of higher realized prices.

•	Adjusted EBITDA reached BRL 2,025 million in 1Q23, with a quarterly EBITDA margin of 48.9% or 1.5 p.p. down from last quarter. This slight drop in profitability reflects the seasonal nature of the business, with lower fixed cost dilution.

Cement Result

According to the National Union of the Cement Industry (SNIC), cement sales in Brazil fell by 1.2% in the first quarter of this year compared to the same period in 2022, totaling 14.7 million tons of sales. The combination of a period with high rainfall and a slower economy due to high interest rates and inflationary pressure led to a slowdown in the real estate and construction sectors, resulting in a decline in cement sales. On the other hand, the reformulation of the Minha Casa, Minha Vida program and the government's commitment to advancing the growth agenda open up new opportunities for investments in housing and infrastructure and could stimulate the entire supply chain of the construction industry in the coming quarters. The Industrial Entrepreneur Confidence Index (ICEI) for the Construction Industry, measured by the Brazilian Chamber of the Construction Industry (CBIC), averaged 51.1 in the quarter, reinforcing this expectation and showing a greater confidence of entrepreneurs regarding the future prospects of the construction sector.

Sales in 1Q23 totaled 3,091 kton, a result 7% higher than the previous quarter, as a reflection of a more assertive commercial policy, already reaping the benefits of integration with the Lafarge Holcim acquired plants.

33

Sales Volume - Cements (thousand tons)

* The operations of LafargeHolcim were integrated in September 2022.

•	Net revenue reached the result of BRL 1,119 million in 1Q23, a 5.2% lower performance compared to the previous quarter, which reflects the lower prices in the period, which ultimately offset the higher sales volume.

•	In turn, it is already possible to observe a decrease in the unit cost of cement, even with the pressure of raw material and fuel prices.

•	The segment's adjusted EBITDA decreased by 16% compared to the previous quarter, reaching BRL 222 million in 1Q23 and with an adjusted EBITDA margin of 19.9%, a level of 2.6 p.p. lower than in 4Q22. This decrease in profitability observed in the period reflects, mostly, the lower prices practiced. On the other hand, when projecting performance for the next quarters, a more positive outlook is perceived as the capture of synergies advances with a better market dynamic.

Energy Result

In 1Q23, the high volume of rainfall and consequently the high level of water in the reservoirs have kept energy prices significantly below the average of recent years. As a result, the volume of energy traded in the quarter generated a net revenue of R$ 139 million, representing a 9.3% decrease compared to the previous quarter. On the other hand, the adjusted EBITDA remained practically stable in the period at R$ 28 million, generating an EBITDA margin of 20% or 2.3 p.p. higher than that recorded in 4Q22.

Logistics Result

Railway Logistics: In 1Q23, net revenue reached BRL 519 million, with adjusted EBITDA of BRL 234 million and adjusted EBITDA margin of 45.1%. Compared to 4Q22, net revenue fell 15% due to the seasonality of the operation and the impact of rainfall, resulting in a reduction of goods transported. In the same line of comparison, adjusted EBITDA was 13% lower.

Port Logistics: In 1Q23, Sepetiba Tecon shipped 302,000 tons of steel products, as well as 16,000 containers, 24,000 tons of general cargo and 197,000 tons of bulk. Compared to the previous quarter, the Company had a change in its shipment mix, with the decrease in bulk volume being offset by a higher volume of steel products. As a result, net revenue from the port segment was 18.9% lower than in the previous quarter, reaching BRL 70 million in 1Q23, also with a negative impact on adjusted EBITDA for the period, which was BRL 19 million in the quarter, with EBITDA margin of 26.8%.

34

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

Starting in the first quarter of 2023, CSN is introducing a new format for reporting on its actions and ESG performance, providing its ESG performance indicators in an individualized manner. The new model allows stakeholders to access the main results and indicators quarterly and track them effectively and even more quickly. The access can be made through the results center of CSN's IR website:

https://ri.csn.com.br/en/financial-information/results-center/

This is the first ESG Performance Report that incorporates performance indicators for CSN Cimentos' new assets, acquired in 2022, meaning that some absolute indicators will undergo significant changes when compared to the previous period when these operations had not yet been incorporated.

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented compared to the period that best represents the metric for monitoring them. Thus, some are compared to the same quarter of the previous year, and others will be compared to the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be found in the 2022 Integrated Report, released in April 2023 (esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). ESG indicator assurance occurs annually for the Integrated Report's closing, so the information contained in quarterly releases is subject to adjustments resulting from this process.

It is also possible to track CSN's ESG performance in an agile and transparent manner on our website through the following electronic address: esg.csn.com.br.

35

Capital Markets

In the first quarter of 2023, CSN's shares recorded an appreciation of 6.1%, while Ibovespa presented a decline of 7.2%. The daily average value (CSNA3) traded on B3 was R$ 147.1 million in 1Q23. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) showed a dollar appreciation of 11.2%, while the Dow Jones index rose 0.4%. The average daily trading volume with ADRs (SID) on the NYSE in 1Q23 was US$ 10.0 million.

1Q23
Number of shares in thousands	1,326,094
Market Value
Closing Quote (BRL/share)	15.44
Closing Quote (US$/ADR)	3.07
Market Value (BRL million)	20,475
Market Value (US$ million)	4,071
Change in period
CSNA3 (BRL)	6.1%
SID (USD)	11.2%
Ibovespa (BRL)	-7.2%
Dow Jones (USD)	0.4%
Volume
Daily average (thousand shares)	8,935
Daily average (BRL thousand)	147,112
Daily average (thousand ADRs)	3,129
Daily average (US$ thousand)	10,001
Source: Bloomberg

Result Conference Call:

1Q23 Earnings Presentation Webcast	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

04 May of 2023

11:30 a.m. (Brasilia time)

9:30 a.m. (New York time)

EUA DI +1 412 717-9627 / EUA TF +1 844 204-8942

Code: CSN

Phone Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro – CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements made in 'Outlook'. Current results, performance and events may differ materially from assumptions and prospects and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the U.S., Brazil, and other countries, changes in laws and regulations, and general competitive factors (on a global, regional, or national basis).

36

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

1Q23	4Q22	1Q22
Net Revenue	**11,318,690**	**11,129,283**	**11,769,866**
Domestic Market	5,228,715	5,916,783	5,673,271
Foreign Market	6,089,975	5,212,500	6,096,595
Cost of Goods Sold (COGS)	**(8,073,476)**	**(7,847,356)**	**(7,287,285)**
COGS, without Depreciation and Exhaustion	(7,302,566)	(7,029,632)	(6,662,431)
Depreciation/Exhaustion allocated to cost	(770,910)	(817,724)	(624,854)
Gross profit	**3,245,214**	**3,281,927**	**4,482,581**
Gross Margin (%)	**29%**	**29%**	**38%**
Sales Expenses	(856,677)	(976,120)	(440,786)
General and Administrative Expenses	(153,353)	(229,494)	(135,924)
Depreciation and Amortization in Expenses	(10,364)	(7,725)	(10,616)
Other Net Income (Expenses)	(1,665,808)	(951,549)	(359,180)
Equity Result	21,509	70,891	19,259
Operating Profit Before Financial Result	**580,521**	**1,187,930**	**3,555,334**
Net Financial Result	(1,189,627)	(1,181,282)	(1,125,237)
Result Before IR and CSL	**(609,106)**	**6,648**	**2,430,097**
Income Tax and Social Contribution	(213,442)	190,144	(1,066,154)
Net Income (Loss) for the Period	**(822,548)**	**196,792**	**1,363,943**

37

BALANCE SHEET

CONSOLIDATED – Corporate Law – In Thousands of Reais

38

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousands of Reais

1Q23	4Q22	1Q22
Net Cash Flow from Operating Activities	**554,104**	**(88,754)**	**(3,859,665)**
Net income / (Loss) for the year attributable to controlling shareholders	(926,396)	16,941	1,206,402
Net income / (Loss) for the year attributable to non-controlling shareholders	103,848	179,851	157,541
Charges on loans and financing raised	760,817	673,208	458,222
Charges on loans and financing granted	(44,554)	(41,263)	(32,028)
Charges on rental liabilities	19,032	17,796	16,150
Depreciation, exhaustion and amortization	803,002	847,266	657,803
Equity income	(21,509)	(70,891)	(19,259)
Deferred taxes	(143,951)	(164,150)	487,280
Tax, social security, labor, civil and environmental provisions	49,780	57,072	2,155
Net monetary and exchange variations	908,653	478,177	(1,150,473)
Asset and intangible losses	(2,176)	(35,694)	7,963
Update actions - VJR	(109,086)	171,726	209,747
Receivables for indemnification	-	-	(7,381)
Passive environmental provisions and deactivation	24,971	(8,314)	26,972
Dividends from invested companies	-	(7,934)	-
Investment impairment reversal	-	(387,989)	-
Provision (Reversal) for consumption and services	11,804	19,243	(2,777)
Other provisions	9,841	326	(20,554)
Change in assets and liabilities	**333,244**	**(1,117,519)**	**(5,341,206)**
Accounts receivable - third parties	(392,516)	(688,281)	(2,599,802)
Accounts receivable - related parties	48,827	(133,423)	37,822
Inventory	859,920	(818,261)	234,052
Dividends and related share credits	-	70,689	-
Taxes to Compensate	(100,479)	(474,287)	417,063
Judicial Deposits	(3,504)	(13,514)	(7,049)
Compulsory loan receipt	-	370,000	-
Suppliers	(763,035)	249,558	(488,796)
Suppliers - Risk Cashed and Forfaiting	(1,666,165)	202,743	(433,645)
Salaries and social charges	151	(106,644)	23,976
Tributes / Refis	(40,074)	(175,382)	(2,391,121)
Accounts payable - related parties	(21,485)	54,725	(2,871)
Advance of customers of ore and energy contracts	2,392,433	(240,914)	(144,851)
Other	19,171	585,472	14,016
Other payments and receipts	**(1,223,216)**	**(716,606)**	**(516,222)**
Interest Paid	(614,997)	(684,447)	(516,222)
Payment of cash flow hedge operations	(608,219)	(32,159)	-
Cash Flow from Investment Activities	**(838,393)**	**(3,885,506)**	**(928,345)**
Investments/AFAC	-	(232,749)	(129,499)
Fixed Asset Acquisition, investment property and intangible assets	(735,829)	(994,826)	(700,988)
Loans granted - related parties	(84,286)	(3,124)	(108,705)
Financial application, net redemption	(20,376)	(46,790)	10,847
Cash received from the acquisition of investments -Topaz and Santa Ana	-	(1,391)	-
Acquisition of CEEE-G	-	(928,000)	-
Cash received from the acquisition of investments - CEEE-G	-	661,864	-
Acquisition of Companhia Energética Chapecó	-	(358,634)	-
Cash received from the acquisition of investments - Chapecó	-	41,693	-
Cash received from the acquisition of Metalgráfica investments	-	569	-
Acquisition of concession rights	-	(2,024,118)	-
Receipt of loans and interest from related parties	2,098	-	-
Cash Flow from Financing Activities	**1,961,456**	**1,667,968**	**1,397,090**
Borrowings loans and financing	3,907,413	6,816,279	5,647,241
Amortization loans - main	(1,891,962)	(2,571,632)	(3,685,038)
Borrowing Cost	(5,119)	(36,896)	(58,421)
Lease amortization	(48,876)	(49,061)	(32,729)
Dividends and interest on equity paid	-	(2,490,722)	(82,443)
Repurchase of treasury shares	-	-	(391,520)
Exchange Variation on cash and cash equivalents	**4,494**	**(21,725)**	**45,143**
Increase (Decrease) in Cash and Cash Equivalents	**1,681,661**	**(2,328,017)**	**(3,345,777)**
Cash and cash equivalents at the beginning of the period	11,991,356	14,319,373	16,646,480
Cash and cash equivalents at the end of the period	13,673,017	11,991,356	13,300,704

39

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

All our mining dams are adequately suited to existing environmental legislation.

•	Cements:

CSN entered the cement production market boosted by the synergy between this activity and CSN’s current business. Beside the UPV facilities, in Volta Redonda/RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos/MG unit, to meet the needs of the steel and cement plants. Additionally, in Arcos/MG, the clinker production operation is located.

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, changing LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos.

40

(In thousands of reais - R$, unless otherwise stated)

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, The Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended March 31, 2023, have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated interim financial information (“interim financial information”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”)

41

(In thousands of reais - R$, unless otherwise stated)

issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2022.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 29 - Information by business segment

Note 30 - Employee benefits

Note 31 - Commitments

The consolidated financial statements were approved by Board of Directors on May 3, 2023.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL(reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of March 31, 2023, US$1.00 was equivalent to BRL5.0804 (BRL5.2177 on December 31, 2022) and €1.00 was equivalent to BRL5.5244 (BRL5.5694 on December 31, 2022), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Added Value Statement, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

42

(In thousands of reais - R$, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Cash and banks
In Brazil	69,695	85,120	20,137	49,794
Abroad	6,659,478	6,310,338	135,209	136,756
	6,729,173	6,395,458	155,346	186,550

Investments
In Brazil	5,295,245	5,110,749	2,213,205	2,652,855
Abroad	1,648,599	485,149
	6,943,844	5,595,898	2,213,205	2,652,855
	13,673,017	11,991,356	2,368,551	2,839,405

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in this interim financial information.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Investments (1)	288,595	271,590	16,151	15,675	54,738	22,715
Usiminas shares (2)	1,251,771	1,184,895			1,251,771	1,184,895
Bonds (3)			143,406	140,510			143,406	140,510
	1,540,366	1,456,485	159,557	156,185	1,306,509	1,207,610	143,406	140,510

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	A guarantee (fiduciary alienation) was constituted over a portion of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company.
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 20.a).

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Trade receivables
Third parties
Domestic market	1,472,063	1,636,804	795,971	860,942
Foreign market	2,169,921	1,720,056	78,512	92,679
	3,641,984	3,356,860	874,483	953,621
Allowance for doubtful debts	(227,393)	(232,830)	(124,607)	(122,872)
	3,414,591	3,124,030	749,876	830,749
Related parties (Note 20 a)	132,371	109,134	899,367	1,125,782
	3,546,962	3,233,164	1,649,243	1,956,531

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

43

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Current	3,277,183	2,934,057	686,761	781,406
Past-due up to 30 days	54,788	163,959	15,070	37,036
Past-due up to 180 days	95,457	54,452	58,048	28,526
Past-due over 180 days	214,556	204,392	114,604	106,653
	3,641,984	3,356,860	874,483	953,621

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Opening balance	(232,830)	(236,927)	(122,872)	(133,227)
(Loss)/Reversal estimated	(779)	(87)	(5,118)	1,623
Recovery and write-offs of receivables	6,216	13,197	3,383	8,732
Consolidation in the acquisition of companies		(9,013)
Closing balance	(227,393)	(232,830)	(124,607)	(122,872)

6.	INVENTORIES

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Finished goods	3,815,626	4,421,166	1,978,765	2,308,211
Work in progress	3,580,304	3,501,145	2,106,059	2,123,539
Raw materials	2,740,227	3,297,213	1,922,317	2,492,779
Storeroom supplies	1,288,865	1,174,244	563,967	474,846
Advances to suppliers	60,537	37,619	49,023	30,170
Provision for losses	(110,984)	(96,493)	(18,936)	(16,124)
	11,374,575	12,334,894	6,601,195	7,413,421

Classified:
Current	10,234,004	11,289,229	6,601,195	7,413,421
Non-current (1)	1,140,571	1,045,665
	11,374,575	12,334,894	6,601,195	7,413,421

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Opening balance	(96,493)	(98,730)	(16,124)	(14,426)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(14,491)	3,621	(2,812)	(1,698)
Consolidation in the acquisition of companies		(1,384)
Closing balance	(110,984)	(96,493)	(18,936)	(16,124)

44

(In thousands of reais - R$, unless otherwise stated)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2021
State Value-Added Tax	1,121,366	1,130,843	792,718	793,761
Brazilian federal contributions (1)	1,955,679	1,862,828	1,131,193	1,094,392
Other taxes	206,192	189,087	120,119	129,002
	3,283,237	3,182,758	2,044,030	2,017,155

Classified:
Current	1,878,824	1,865,626	1,109,755	1,137,460
Non-current	1,404,413	1,317,132	934,275	879,695
	3,283,237	3,182,758	2,044,030	2,017,155
(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC 22/IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Judicial deposits (note 18)			537,168	533,664			222,694	231,627
Prepaid expenses	311,686	311,087	51,472	47,109	233,098	244,416	37,718	30,878
Prepaid expenses with sea freight	87,991	36,783
Actuarial asset (note 20 a)			35,477	35,477			28,072	28,072
Trading securities	8,592	9,596			8,483	9,488
Loans with related parties (note 20 a )	5,427	5,383	1,511,204	1,384,773	5,427	5,383	1,847,268	1,668,382
Other receivables from related parties (note 20 a)	1,858	1,858	1,484,759	1,484,759	141,033	101,695	1,587,331	1,708,667
Eletrobrás bonds and compulsory loan			48,359	58,030			45,825	55,336
Dividends receivables (note 20 a)	77,377	77,377			295,480	295,480
Employee debts	80,480	59,578			46,226	28,101
Receivables by indemnity (1)			979,292	974,863			979,292	974,863
Other	225,029	274,838	216,682	231,043		25,627	182,473	192,695
	798,440	776,500	4,864,413	4,749,718	729,747	710,190	4,930,673	4,890,520

(1)	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company in 2020, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January/1991 to June/2002. Additionally, in the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2022. Therefore, Management decided not to repeat them in the accounting information interim of March 31, 2023.

45

(In thousands of reais - R$, unless otherwise stated)

	Equity interests (%)
Companies	03/31/2023	12/31/2022	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios NacionalS.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.01	0.01	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.99	99.99	Equity interests
CSN Participações IV	99.99	99.99	Equity interests
CSN Participações V	99.99	99.99	Equity interests
Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.88	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.87	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.87	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.96	98.96	Electric power generation
Ventos de Vera Cruz S.A.	98.95	98.95	Electric power generation
Ventos de Curupira S.A	98.95	98.95	Electric power generation
Ventos de Povo Novo S.A.	98.95	98.95	Electric power generation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.04	47.26	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.86	Railroad transportation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A.(1)		10.00	Electric power generation
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Parques Eólicos Palmares S.A. (1)		10.00	Electric power generation
Ventos do Litoral Energia S.A. (1)		10.00	Electric power generation
Ventos dos índios Energia S.A. (1)		10.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Ventos do Sul S.A.	10.00	10.00	Electric power generation
Foz Chapecó Energia S.A.	8.91	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

(1) CEEE-G sold its ownership interest in affiliated companies Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A.

46

(In thousands of reais - R$, unless otherwise stated)

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of March 31, 2023 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 03/31/2023

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,054,898			54,374	3		2,109,275
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(82,225)			(2,934)			(85,159)
Transnordestina Logística S.A.	1,184,514			(3,677)			1,180,837
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil (affiliate)	25,782			246		(2,132)	23,896
Equimac S.A	18,482			480			18,962
Indirect interest in affiliates - CEEE-G (1)	216,307			12,530		(47,611)	181,226
Fair Value indirect participation CEEE-G (2)	359,024			(39,314)			319,710
Fair Value amortization indirect participation CEEE-G	(25,889)			15,957			(9,932)
	4,890,621			37,662	3	(49,743)	4,878,543

Equity interests evaluated by the cost method (3)	41,093
Investments at fair value through profit or loss (note 14)	94,700					42,209	136,909
Others	33,588					(31,600)	1,988
	169,381					10,609	179,990

Total shareholdings	5,060,002			37,662	3	(39,134)	5,058,533

Classification of investments in the balance sheet
Equity interests	5,060,002						5,058,533
Investment Property	159,080						158,313
Total investments in the asset	5,219,082						5,216,846

(1) In the first quarter of 2023 CEEE-G sold its equity interest in the affiliated companies Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, these investments were written off in the amount of (R$47,611);

(2) The balance of R$359,024 refers to the fair value generated on the acquisition of CEEE-G. With the disposals mentioned in the item above, the Fair Value in the amount of (R$39,314) was written off, referring to the capital gains of the disposed companies;

(3) Refer to the investments in the companies CSN Inova Ventures, strategic investments were made in startups, as follows: Alinea Health Holdings Ltda. I. Systems Aut. Ind., 2D Materials, H2Pro Ltda., 1S1 Energy, Traive INC., OICO Holdings and Clarke Software which are evaluated by the cost method;

(4) The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	03/31/2023	03/31/2022

Equity in results of affiliated companies
MRS Logística S.A.	54,374	37,423
Transnordestina	(3,677)	(6,967)
Arvedi Metalfer do Brasil	246	-
Equimac S.A	480	469

Fair Value Amortization	(26,291)	(658)
	37,662	30,267
Other adjustments
Cost of sales	(21,240)	(12,229)
To taxes	7,222	4,158
Others	(2,135)	(2,937)
Equity in results	21,509	19,259

47

(In thousands of reais - R$, unless otherwise stated)

(1) The operating margin of intercompany transactions with group companies classified as joint ventures are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

The changes in the Parent Company's investment are presented below:

							Parent Company
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 03/31/2023

Subsidiaries
CSN Steel S.L.U.	5,028,262			(79,859)	(28,799)		4,919,604
Sepetiba Tecon S.A.	294,460			426			294,886
Minérios NacionalS.A.	121,242			6,571			127,813
Fair Value - Minérios Nacional	2,123,507						2,123,507
Companhia Metalúrgica Prada	371,342			(18,112)			353,230
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	9,086,716			411,370	144,052		9,642,138
CSN Energia S.A.	56,736			3,150			59,886
FTL - Ferrovia Transnordestina Logística S.A.	163,740			(7,526)			156,214
Companhia Florestal do Brasil	1,300,726			(71,702)	666		1,229,690
CBSI - Companhia Brasileira de Serviços de Infraestrutura	29,057			(16,208)			12,849
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos S.A.	6,991,797			(59,829)			6,931,968
Others	120			1			121
	25,646,439			168,282	115,919		25,930,640
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	189,513			2,533			192,046
MRS Logística S.A.	1,027,709			27,194	1		1,054,904
Transnordestina Logística S.A.	1,184,512			(3,677)			1,180,835
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	18,482			480			18,962
Arvedi Metalfer do Brasil (affiliate)	25,783			(1,884)			23,899
	3,105,105			24,646	1		3,129,752
Other participations
Fair value investments through profit or loss (note 13)	94,700					42,210	136,910
Profits on subsidiaries' inventories	(67,640)			51,895			(15,745)
Other investments	28						28
Total shareholdings	28,778,632			244,823	115,920	42,210	29,181,585

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,661,734)			71,006			(2,590,728)
CSN Inova Ventures	(1,755,949)			(115,135)			(1,871,084)
CSN Islands XII Corp.	(3,340,129)			36,719			(3,303,410)
Estanho de Rondônia S.A.	(76,295)			(7,715)			(84,010)
Total subsidiaries with unsecured liabilities	(7,834,107)			(15,125)			(7,849,232)

Equity Income				229,698

Classification of investments in the balance sheet
Equity interests	28,778,632						29,181,585
Investment Property	140,143						139,543
Total active investments	28,918,775						29,321,128
Provision for Investments with Unsecured Liabilities (liabilities)	(7,834,107)						(7,849,232)
Total active and passive investments	21,084,668						21,471,896

48

(In thousands of reais - R$, unless otherwise stated)

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				03/31/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.04%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	889,833	2,121	6,003	70,990	867,937	1,164	8,983	46,946
Advances to suppliers	94,301	12,236	1,240	1,297	29,500	21,036	1,384	1,273
Other current assets	849,536	94,488	10,661	21,041	1,351,335	78,777	11,648	30,735
Total current assets	1,833,670	108,845	17,905	93,328	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	742,551	220,544	487	18,626	887,987	255,367	1,643.00000	19,007
Investments, PP&E and intangible assets	11,684,062	11,272,258	45,231	317,674	11,541,779	11,029,525	41,709	325,911
Total non-current assets	12,426,613	11,492,802	45,718	336,300	12,429,766	11,284,892	43,352	344,918
Total Assets	14,260,283	11,601,647	63,623	429,628	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	856,085	155,950	9,303		735,231	142,073	5,497
Lease liabilities	482,102		1,195		472,129		701.00000
Other current liabilities	1,330,687	87,394	3,781	16,487	1,682,928	150,268	5,777	14,326
Total current liabilities	2,668,874	243,344	14,279	16,487	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	3,415,867	7,356,384	9,417		3,604,793	7,142,895	14,446
Lease liabilities	1,803,640		177		1,928,931		630.00000
Other non-current liabilities	712,364	1,543,827	1,827	19,201	740,892	1,484,884	1,353.00000	18,914
Total non-current liabilities	5,931,871	8,900,211	11,421	19,201	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	5,659,538	2,458,092	37,923	393,940	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	14,260,283	11,601,647	63,623	429,628	14,678,538	11,385,869	65,367	423,872

				03/31/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.04%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	889,833	2,121	6,003	70,990	867,937	1,164	8,983	46,946
Advances to suppliers	94,301	12,236	1,240	1,297	29,500	21,036	1,384	1,273
Other current assets	849,536	94,488	10,661	21,041	1,351,335	78,777	11,648	30,735
Total current assets	1,833,670	108,845	17,905	93,328	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	742,551	220,544	487	18,626	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	11,684,062	11,272,258	45,231	317,674	11,541,779	11,029,525	41,709	325,911
Total non-current assets	12,426,613	11,492,802	45,718	336,300	12,429,766	11,284,892	43,352	344,918
Total Assets	14,260,283	11,601,647	63,623	429,628	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	856,085	155,950	9,303		735,231	142,073	5,497
Lease liabilities	482,102		1,195		472,129		701
Other current liabilities	1,330,687	87,394	3,781	16,487	1,682,928	150,268	5,777	14,326
Total current liabilities	2,668,874	243,344	14,279	16,487	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	3,415,867	7,356,384	9,417		3,604,793	7,142,895	14,446
Lease liabilities	1,803,640		177		1,928,931		630
Other non-current liabilities	712,364	1,543,827	1,827	19,201	740,892	1,484,884	1,353	18,914
Total non-current liabilities	5,931,871	8,900,211	11,421	19,201	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	5,659,538	2,458,092	37,923	393,940	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	14,260,283	11,601,647	63,623	429,628	14,678,538	11,385,869	65,367	423,872

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Investment properties

The balance of investment properties is shown below:

49

(In thousands of reais - R$, unless otherwise stated)

	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(30,410)	(30,410)		(28,506)	(28,506)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Depreciation (note 23)		(767)	(767)		(600)	(600)
Balance at March 31, 2023	101,513	56,800	158,313	94,257	45,286	139,543
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(31,177)	(31,177)		(29,106)	(29,106)
Balance at March 31, 2023	101,513	56,800	158,313	94,257	45,286	139,543

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the consolidated balance as of March 31, 2023, and December 31, 2022 is R$2,055,976 and in the parent company R$1,992,956.

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Buildings	27	27	28	28

10.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences	(267)	(1,654)	(3,803)	(107)	(495)	(851)	(34)	(7,211)
Acquisitions	223	3,151	52,144	239	687,815	917	1,321	745,810
Capitalized interest (1) (note 25)					44,198			44,198
Write-offs (note 24)			2,223	(4)			(43)	2,176
Depreciation (note 23)		(69,862)	(620,850)	(3,146)		(35,454)	(9,052)	(738,364)
Transfers to other asset categories		109,964	242,343	9	(426,679)		74,363
Transfers to intangible assets					(2,425)			(2,425)
Right of use - Remesurement						50,924		50,924
Others			(605)		13,128			12,523
Balance at March 31, 2023	485,063	4,492,713	16,196,745	37,873	4,341,092	660,416	264,174	26,478,076
Cost	485,063	8,855,321	36,107,683	284,706	4,341,092	1,090,743	1,253,272	52,417,880
Accumulated depreciation		(4,362,608)	(19,910,938)	(246,833)		(430,327)	(989,098)	(25,939,804)
Balance at March 31, 2023	485,063	4,492,713	16,196,745	37,873	4,341,092	660,416	264,174	26,478,076

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Cost	25,618	520,372	15,233,464	100,323	900,421	38,133	132,073	16,950,404
Accumulated depreciation		(232,626)	(8,700,322)	(90,122)		(26,700)	(114,149)	(9,163,919)
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Acquisitions	-	-	32,486	-	296,030	3,907	75	332,498
Capitalized interest (1) (note 25)	-	-	-	-	17,505	-	-	17,505
Write-offs (note 24)	-	-	1,902	-	-	-	-	1,902
Depreciation (note 23)	-	(4,393)	(262,565)	(460)	-	(1,802)	(1,491)	(270,711)
Transfers to other asset categories	-	393	203,982	-	(210,782)	-	6,407
Transfers to intangible assets	-	-	-	-	(406)	-	-	(406)
Others	-	-	(606)	-	15,792	-	-	15,186
Balance at March 31, 2023	25,618	283,746	6,508,341	9,741	1,018,560	13,538	22,915	7,882,459
Cost	25,618	520,765	15,471,835	100,323	1,018,560	41,997	138,555	17,317,653
Accumulated depreciation	-	(237,019)	(8,963,494)	(90,582)	-	(28,459)	(115,640)	(9,435,194)
Balance at March 31, 2023	25,618	283,746	6,508,341	9,741	1,018,560	13,538	22,915	7,882,459

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1) The capitalized borrowing costs are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

50

(In thousands of reais - R$, unless otherwise stated)

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use:

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences		(715)	(27)	(109)	(851)
Addition				917	917
Remesurement	4,264	40,430	3,673	2,557	50,924
Depreciation	(6,550)	(4,390)	(18,630)	(5,884)	(35,454)
Transfers to other asset categories	(2,701)	2,340	(1,526)	1,887
Balance at March 31, 2023	460,061	100,096	66,651	33,608	660,416
Cost	553,220	145,191	275,627	116,705	1,090,743
Accumulated depreciation	(93,159)	(45,095)	(208,976)	(83,097)	(430,327)
Balance at March 31, 2023	460,061	100,096	66,651	33,608	660,416

	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	9,400	1,870	163	11,433
Cost	33,307	2,639	2,187	38,133
Accumulated depreciation	(23,907)	(769)	(2,024)	(26,700)
Balance at December 31, 2022	9,400	1,870	163	11,433
Addition	3,907			3,907
Depreciation	(1,543)	(197)	(62)	(1,802)
Transfers to other asset categories	201	(203)	2
Balance at March 31, 2023	11,965	1,470	103	13,538
Cost	37,414	2,393	2,190	41,997
Accumulated depreciation	(25,449)	(923)	(2,087)	(28,459)
Balance at March 31, 2023	11,965	1,470	103	13,538

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	20	20
Furniture and fixtures	12	12	13	13
Others	11	9	11	12

11.   INTANGIBLE ASSETS

51

(In thousands of reais - R$, unless otherwise stated)

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2021	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227	178,747	178,747
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)	(119,248)	(119,248)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Effect of foreign exchange differences		(868)	(29)	(1,521)		(19)	(2,437)
Acquisitions			929				929
Transfer of property, plant and equipment			2,342	83			2,425	406	406
Amortization (note 23)		(19,407)	(4,969)	(678)	(38,817)		(63,871)	(3,082)	(3,082)
Others			(4)				(4)
Balance at March 31, 2023	4,131,483	132,209	86,115	223,071	6,149,837	2,381	10,725,096	56,823	56,823
Cost	4,371,890	747,505	299,518	225,143	6,400,593	2,381	12,047,030	179,153	179,153
Accumulated amortization	(131,077)	(615,296)	(213,403)	(2,072)	(250,756)		(1,212,604)	(122,330)	(122,330)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31, 2023	4,131,483	132,209	86,115	223,071	6,149,837	2,381	10,725,096	56,823	56,823

(*) Composed mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of Companhia Estadual de Geração de Energia Elétrica, amortized over the agreement term (note 3.c).

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Software	10	10	10	10
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to NBC TG 01(R4)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2022 remain in place and there is no event that would justify recording impairment on March 31, 2023.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022

Foreign Debt
Floating Rates:
Prepayment	831,007	1,571,208	6,429,805	5,474,359	590,844	956,219	1,849,266	1,147,894
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	1,563,822	1,189,717	16,091,285	16,790,284	926,316	616,954	508,040	782,655
Intercompany					89,164	43,196	7,777,394	8,216,508
Fixed interest in EUR
Intercompany					16,241	858	1,753,255	1,767,536
Facility	120,831	62,187	154,782	166,302
	2,515,660	2,823,112	22,675,872	22,430,945	1,622,565	1,617,227	11,887,955	11,914,593

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	2,766,548	2,446,840	14,904,752	13,740,051	2,167,915	1,827,077	7,272,611	6,110,174
	2,766,548	2,446,840	14,904,752	13,740,051	2,167,915	1,827,077	7,272,611	6,110,174
Total Borrowings and Financing	5,282,208	5,269,952	37,580,624	36,170,996	3,790,480	3,444,304	19,160,566	18,024,767
Transaction Costs and Issue Premiums	(80,418)	(76,316)	(425,193)	(445,890)	(23,416)	(25,285)	(29,411)	(30,518)
Total Borrowings and Financing + Transaction cost	5,201,790	5,193,636	37,155,431	35,725,106	3,767,064	3,419,019	19,131,155	17,994,249

52

(In thousands of reais - R$, unless otherwise stated)

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

	Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Opening balance	40,918,742	32,507,522	21,413,268	20,432,844
New debts	3,917,406	20,248,223	2,855,087	9,922,074
Repayment	(1,891,962)	(10,782,858)	(1,260,620)	(8,270,606)
Payments of charges	(614,997)	(2,315,586)	(182,536)	(1,128,874)
Accrued charges (note 25)	805,015	2,595,011	381,311	1,270,946
Consolidation of companies		81,978
Others (1)	(776,983)	(1,415,548)	(308,291)	(813,116)
Closing balance	42,357,221	40,918,742	22,898,219	21,413,268

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during in the first quarter of 2023, as shown below:

				Consolidated
				03/31/2023
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,037,451	2023 to 2028	(586,143)	(60,152)
Bonds, ACC, CCE e Facility	679,997	2023 to 2024	(516,549)	(228,719)
BNDES/FINAME/FINEP, Debentures, NCE, Facilitye CCB	2,199,958	2023 to 2025	(789,270)	(326,126)
	3,917,406		(1,891,962)	(614,997)

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			03/31/2023			03/31/2023
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 6.70% in Euro 4.64%	in Real 15.57%		in Dollar 6.70% in Euro 3.41%	in Real 15.72%
2023	1,726,715	2,412,604	4,139,319	1,195,630	1,827,325	3,022,955
2024	1,335,385	4,011,575	5,346,960	2,131,225	1,380,789	3,512,014
2025	3,365,493	1,632,185	4,997,678	3,475,192	1,246,386	4,721,578
2026	2,404,266	2,210,583	4,614,849	376,452	1,738,386	2,114,838
2027	775,546	2,204,169	2,979,715		1,758,386	1,758,386
2028 to 2031	12,650,196	2,701,062	15,351,258	3,119,490	1,040,325	4,159,815
After 2031	2,933,931	2,499,122	5,433,053	3,212,531	448,929	3,661,460
	25,191,532	17,671,300	42,862,832	13,510,520	9,440,526	22,951,046

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

13.   FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

53

(In thousands of reais - R$, unless otherwise stated)

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

									Consolidated
Consolidated					03/31/2023				12/31/2022
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			13,673,017	13,673,017			11,991,356	11,991,356
Short-term investments	4		1,251,771	288,595	1,540,366		1,184,895	271,590	1,456,485
Trade receivables	5			3,546,962	3,546,962			3,233,164	3,233,164
Dividends and interest on equity	8			77,377	77,377			77,377	77,377
Trading securities	8		8,592		8,592		9,596		9,596
Loans - related parties	8			5,427	5,427			5,383	5,383
Total			1,260,363	17,591,378	18,851,741		1,194,491	15,578,870	16,773,361

Non-current
Investments	4			159,557	159,557			156,185	156,185
Other trade receivables	8			7,467	7,467			8,059	8,059
Eletrobrás compulsory loan	8			48,359	48,359			58,030	58,030
Receivables by indemnity	8			979,292	979,292			974,863	974,863
Loans - related parties	8			1,511,204	1,511,204			1,384,773	1,384,773
Investments	9		136,910		136,910		94,700		94,700
Total			136,910	2,705,879	2,842,789		94,700	2,581,910	2,676,610

Total Assets			1,397,273	20,297,257	21,694,530		1,289,191	18,160,780	19,449,971

Liabilities
Current
Borrowings and financing	12			5,282,208	5,282,208			5,269,952	5,269,952
Leases	14			168,336	168,336			177,010	177,010
Trade payables	15			5,854,229	5,854,229			6,596,915	6,596,915
Trade payables -drawee risk	16			4,042,904	4,042,904			5,709,069	5,709,069
Dividends and interest on capital	16			620,447	620,447			611,307	611,307
Derivative financial instruments		350,632			350,632	416,935			416,935
Total		350,632		15,968,124	16,318,756	416,935		18,364,253	18,781,188

Non-current
Borrowings and financing	12			37,580,624	37,580,624			36,170,996	36,170,996
Leases	14			546,245	546,245			516,836	516,836
Trade payables	15			23,505	23,505			46,269	46,269
Derivative financial instruments	16		106,092		106,092		69,472		69,472
Total			106,092	38,150,374	38,256,466		69,472	36,734,101	36,803,573

Total Liabilities		350,632	106,092	54,118,498	54,575,222	416,935	69,472	55,098,354	55,584,761

54

(In thousands of reais - R$, unless otherwise stated)

	Parent Company
Parent Company	03/31/2023				12/31/2022
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		2,368,551	2,368,551		2,839,405	2,839,405
Short-term investments	4	1,251,771	54,738	1,306,509	1,184,895	22,715	1,207,610
Trade receivables	5		1,649,243	1,649,243		1,956,531	1,956,531
Dividends and interest on equity	8		295,480	295,480		295,480	295,480
Trading securities	8	8,483		8,483	9,488		9,488
Loans - related parties	9		5,427	5,427		5,383	5,383
Total		1,260,254	4,373,439	5,633,693	1,194,383	5,119,514	6,313,897

Non-current
Investments	4		143,406	143,406		140,510	140,510
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		45,825	45,825		55,336	55,336
Receivables by indemnity	8		979,292	979,292		974,863	974,863
Loans - related parties	8		1,847,268	1,847,268		1,668,382	1,668,382
Investments	9	136,910		136,910	94,700		94,700
Total		136,910	3,016,794	3,153,704	94,700	2,840,094	2,934,794

Total Assets		1,397,164	7,390,233	8,787,397	1,289,083	7,959,608	9,248,691

Liabilities
Current
Borrowings and financing	12		3,790,480	3,790,480		3,444,304	3,444,304
Leases	14		11,388	11,388		8,451	8,451
Trade payables	15		3,149,636	3,149,636		3,684,793	3,684,793
Trade payables -drawee risk	16		3,559,084	3,559,084		5,318,425	5,318,425
Dividends and interest on capital	16		604,888	604,888		598,267	598,267
Total			11,115,476	11,115,476		13,054,240	13,054,240

Non-current
Borrowings and financing	12		19,160,566	19,160,566		18,024,767	18,024,767
Derivative financial instruments	16	54,452		54,452	58,005		58,005
Leases	14		3,745	3,745		4,729	4,729
Trade payables	15		11,841	11,841		14,352	14,352
Total		54,452	19,176,152	19,230,604	58,005	18,043,848	18,101,853

Total Liabilities		54,452	30,291,628	30,346,080	58,005	31,098,088	31,156,093

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

55

(In thousands of reais - R$, unless otherwise stated)

Consolidated			03/31/2023			12/31/2022
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,251,771		1,251,771	1,184,895		1,184,895
Trading securities	8,592		8,592	9,596		9,596
Non-current
Investments	136,910		136,910	94,700		94,700
Total Assets	1,397,273		1,397,273	1,289,191		1,289,191

Liabilities
Current
Derivative financial instruments					416,935	416,935
Non-current
Derivative financial instruments		106,092	106,092		69,472	69,472
Total Liabilities		106,092	106,092		486,407	486,407

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of March 31, 2023, is shown below.

	03/31/2023	12/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,472,762	1,191,036
Trade receivables	371,460	315,920
Financial investments	28,227	26,930
Borrowings and financing	(4,739,528)	(4,594,471)
Trade payables	(349,155)	(366,149)
Others	(18,618)	(23,079)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,234,852)	(3,449,813)
Cash flow hedge accounting	4,229,770	4,409,760
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	812,918	777,947

56

(In thousands of reais - R$, unless otherwise stated)

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of March 31, 2023, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.0804	5.0595	6.3505	7.6206
EUR	5.5244	5.5791	6.9055	8.2866
USD x EUR	1.0874	1.1027	1.3593	1.6311

The effects on the result, considering scenarios 1 and 2, are shown below:

					03/31/2023
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,234,852)	Dollar	67,608	(4,108,586)	(8,217,171)

Cash flow hedge accounting	4,229,770	Dollar	(88,402)	5,372,231	10,744,462

Exchange rate swap CDI x Dollar	(67,000)	Dollar	1,400	(85,097)	(170,193)

Exchange rate swap Real x Dollar	(115,000)	Dollar	2,404	(146,062)	(292,123)

Net exchange position	812,918	Dollar	(16,990)	1,032,486	2,064,975

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 0.41% / Real x Euro - devaluation of the Real by 0.99% / Euro x Dollar – devaluation of the dollar by 1.4%. Source: Central Bank of Brazil and European Central Bank quotations on April 24, 2023.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. The Company has not yet migrated its contracts to SOFR, as it is awaiting guidance from the financial market to transition the rate of its contracts.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of March 31, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

57

(In thousands of reais - R$, unless otherwise stated)

			Consolidated
			03/31/2023
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.65%	17.06%	20.48%
TJLP	7.37%	9.21%	11.06%
LIBOR	5.31%	6.64%	7.97%
SELIC	13.75%	17.19%	20.63%

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.65	5,222,341	(15,489,369)	(11,668,477)	(12,018,840)	(12,369,202)
TJLP	7.37		(1,127,321)	(1,210,405)	(1,231,175)	(1,251,946)
Libor	5.31		(7,202,992)	(7,585,687)	(7,681,361)	(7,777,034)
Selic	13.75		(15,384)	(17,499)	(18,028)	(18,557)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of March 31, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until March 31, 2023:

				03/31/2023	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 24)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
05/31/2022 (Settled)	Platts	-	-	-	-	-	-	3,739	-	(202)
01/01/2023 to 01/31/2023 (Settled)	Platts	-	-		(196,908)	-	-	-	(1,107)	-
02/01/2023 to 02/28/2023 (Settled)	Platts	-	-		(212,418)	-	-	-	2,423	-
03/01/2023 to 03/31/2023	Platts	754,049	(913,151)	(159,102)	(158,699)	-	-	-	1,982	-
04/01/2023 to 04/30/2023	Platts	1,050,064	(1,128,526)	(78,463)	-	-	(81,454)	-	2,991	-
05/01/2023 to 05/31/2023	Platts	1,152,081	(1,219,234)	(67,153)	-	-	(69,346)	-	2,193	-
06/01/2023 to 06/30/2023	Platts	1,222,128	(1,285,656)	(63,528)	-	-	(65,514)	-	1,986	-
07/01/2023 to 07/31/2023	Platts	358,387	(355,608)	2,779	-	-	2,912	-	(133)	-
08/01/2023 to 08/31/2023	Platts	192,217	(185,287)	6,930	-	-	7,193	-	(263)	-
09/01/2023 to 09/30/2023	Platts	191,379	(183,474)	7,905	-	-	8,205	-	(299)	-
		4,920,304	(5,270,936)	(350,632)	(568,025)	-	(198,004)	3,739	9,773	(202)

58

(In thousands of reais - R$, unless otherwise stated)

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on March 31, 2023, are shown as follows:

	12/31/2022	Movement	Realization	03/31/2023
Cash flow hedge accounting–“Platts”	341,269	424,760	(568,025)	198,004
Income tax and social contribution on cash flow hedge accounting	(116,031)	(144,418)	193,129	(67,321)
Fair Value of cash flow accounting - Platts, net	225,238	280,342	(374,897)	130,683

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on March 31, 2023, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
04/01/2023 to 04/30/2023	(222,800)	(278,500)	(334,200)
05/01/2023 to 05/31/2023	(243,320)	(304,150)	(364,980)
06/01/2023 to 06/30/2023	(259,202)	(324,003)	(388,804)
07/01/2023 to 07/31/2023	(72,424)	(90,530)	(108,636)
08/01/2023 to 08/31/2023	(38,118)	(47,648)	(57,177)
09/01/2023 to 09/30/2023	(38,118)	(47,648)	(57,177)
	(873,982)	(1,092,478)	(1,310,973)

(*) The probable scenario was calculated considering the Platts quotation for maturities from April 01, 2023 to September 30, 2023.

b) Cash flow hedge accounting

Foreign exchange hedge

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of March 31, 2023:

59

(In thousands of reais - R$, unless otherwise stated)

									03/31/2023
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)	(281,258)	-
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)	(57,873)	(619,601)
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.0745	1,416,000	(1,287,000)	-	(1,344,361)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000	-	-	(874,000)
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(88,800)	(12,697)	(371,360)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(10,000)	(1,375)	(21,312)
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000			5,034
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000			17,610
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			9,280
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			4,932
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000	(85,370)	(9,295)	(278,834)
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(3,108)
Total						7,742,746	(3,512,976)	(362,498)	(3,475,720)

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 24.

The net balance of amounts designated and already amortized in dollars totals US$4,229,776.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of March 31, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2022. The balance recorded as of March 31, 2023 and December 31, 2022 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of March 31, 2023 are shown as follows:

	Consolidated
	12/31/2022	Movement	Realization	03/31/2023
Cash flow hedge accounting	4,434,697	(596,479)	(362,498)	3,475,720
Income tax and social contribution on cash flow hedge accounting	(1,507,797)	202,803	123,249	(1,181,745)
Fair Value of cash flow accounting, net taxes	2,926,900	(393,676)	(239,249)	2,293,975

	Parent Company
	12/31/2022	Movement	Realization	03/31/2023
Cash flow hedge accounting	4,022,353	(475,375)	(353,203)	3,193,775
Income tax and social contribution on cash flow hedge accounting	(1,367,600)	161,628	120,089	(1,085,883)
Fair Value of cash flow accounting, net taxes	2,654,753	(313,747)	(233,114)	2,107,892

60

(In thousands of reais - R$, unless otherwise stated)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.

The following are the contractual maturities of financial liabilities including interest.

	Consolidated
At March 31, 2023	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	5,282,208	9,200,893	15,500,468	12,879,263	42,862,832
Lease Liabilities (note 14)	168,336	189,585	136,069	220,591	714,581
Derivative financial instruments (note 13 a)		106,092			106,092
Trade payables (note 15)	5,854,229	18,013	5,305	187	5,877,734
Trade payables - Drawee Risk (note 16)	4,042,904				4,042,904
Dividends and interest on equity (note 16)	620,447				620,447
	15,968,124	9,514,583	15,641,842	13,100,041	54,224,590

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2023		12/31/2022
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	15,248,953	13,162,059	15,656,088	13,782,836

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

61

(In thousands of reais - R$, unless otherwise stated)

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

							03/31/2023	03/31/2022
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 25)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	283,214	(337,667)	(54,453)	18,893	65,396
Exchange rate swap Real x Dollar	06/10/2027	Dollar	115,000	613,678	(665,317)	(51,639)	(40,172)	(80,748)
Total Swap			282,000	896,892	(1,002,984)	(106,092)	(21,279)	(15,352)

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	623,215	(628,123)	(4,908)	13,868	4,147
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	825,106	(831,256)	(6,150)	(2,226)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	453,359	(475,562)	(22,203)	20,287	751
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	698,717	(700,739)	(2,022)	(18,089)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	666,304	(644,065)	22,239	6,554	23,764
Interest rate (Debentures) CDI x IPCA	02/12/2032	Real	600,000	666,153	(643,613)	22,540	22,749	14,206
Total interest rate (Debentures) CDI x IPCA			3,600,382	3,932,854	(3,923,358)	9,496	43,143	42,868

				4,829,746	(4,926,342)	(96,596)	21,864	27,516

•	Classification of derivatives in the balance sheet and income statement

			03/31/2023	03/31/2022
Instruments	Liabilities		Financial income (expenses), net (note 25)
	Non-current	Total
Exchange rate swap Real x Dollar	(51,639)	(51,639)	(40,172)	(80,748)
Exchange rate swap CDI x Dollar	(54,453)	(54,453)	18,893	65,396
Iron ore derivative	(350,632)	(350,632)	9,773	(202)
Interest rate swap CDI x IPCA	9,496	9,496	43,143	42,868
	(447,228)	(447,228)	31,637	27,314

Derivative instruments Swap CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

62

(In thousands of reais - R$, unless otherwise stated)

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	03/31/2023				12/31/2022				03/31/2023	03/31/2022
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 24 and 25)
USIM3	106,620,851	15.12%	7.97	849,768	106,620,851	15.12%	7.41	790,061	59,707	(156,733)
USIM5	55,144,456	10.07%	7.29	402,003	55,144,456	10.07%	7.16	394,834	7,169	(65,622)
				1,251,771				1,184,895	66,876	(222,355)
PATI3	2,705,726	11.31%	50.60	136,910	2,705,726	11.31%	35.00	94,700	42,210	12,608
				1,388,681				1,279,595	109,086	(209,747)

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on March 31, 2023. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		03/31/2023
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(42,488)	(212,442)	(424,884)
USIM5	(20,100)	(100,501)	(201,002)
PATI3	(6,845)	(34,227)	(68,455)

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2023	12/31/2022
Shareholder's equity (equity)	21,692,851	21,816,044
Borrowings and Financing (Third-party capital)	42,357,221	40,918,742
Gross Debit/Shareholder's equity	1.95	1.88

14.   LEASE LIABILITIES

Lease liabilities are shown below:

63

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Leases	1,920,807	1,916,636	16,214	14,306
Present value adjustment - Leases	(1,206,226)	(1,222,790)	(1,081)	(1,126)
	714,581	693,846	15,133	13,180
Classified:
Current	168,336	177,010	11,388	8,451
Non-current	546,245	516,836	3,745	4,729
	714,581	693,846	15,133	13,180

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 28 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Opening balance	693,846	611,551	13,180	17,941
New leases	978	29,633	3,907	2,808
Present Value Adjustments - New leases	(61)	(3,300)		(508)
Contract review	50,924	99,419		201
Write-off		(781)
Payments	(48,876)	(155,995)	(2,250)	(8,836)
Interest appropriated	19,032	69,510	296	1,574
Acquisition of companies		45,352
Exchange variation	(1,262)	(1,543)
Net balance	714,581	693,846	15,133	13,180

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of March 31, 2023, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	175,000	449,023	1,296,784	1,920,807
Present value adjustment - Leases	(6,664)	(123,369)	(1,076,193)	(1,206,226)
	168,336	325,654	220,591	714,581

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

64

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Leases	1,806,242	1,835,101	15,453	13,466
Present value adjustment - Leases	(1,204,481)	(1,221,378)	(1,034)	(1,066)
Potencial PIS and COFINS credit	167,077	169,747	1,429	1,246
Present value adjustment – Potential PIS and COFINS credit	(111,414)	(112,977)	(96)	(99)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

		Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Contract less than 12 months		465
Lower Assets value	3,211	880	1,667	255
Variable lease payments	1,842	81,836	-	314
	5,053	83,181	1,667	569

15.   TRADE PAYABLES

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Trade payables	5,960,262	6,723,077	3,222,867	3,750,724
(-) Adjustment present value	(82,528)	(79,893)	(61,390)	(51,579)
	5,877,734	6,643,184	3,161,477	3,699,145

Classified:
Current	5,854,229	6,596,915	3,149,636	3,684,793
Non-current	23,505	46,269	11,841	14,352
	5,877,734	6,643,184	3,161,477	3,699,145

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Payables to related parties (note 20 a)	82,588	109,087	34,236	53,356	382,423	406,583	16,141	41,694
Derivative financial instruments (note 13 a)	350,632	416,935	106,092	69,472			54,452	58,005
Dividends and interest on capital	620,447	611,307			604,888	598,267
Advances from customers (1)	1,094,442	1,120,072	3,335,052	943,919	96,549	83,300
Taxes in installments	244,696	280,721	222,888	184,106	6,987	9,173	61,807
Profit sharing - employees	274,432	266,705			149,600	136,909
Taxes payable			10,991	10,925			9,028	8,962
Provision for consumption and services	253,769	241,965			135,817	110,910
Third party materials in our possession	217,923	303,858			201,245	286,805
Trade payables - Drawee Risk and forfaiting (2)	4,042,904	5,709,069			3,559,084	5,318,425
Trade payables (note 15)			23,505	46,269			11,841	14,352
Lease Liabilities (note 14)	168,336	177,010	546,245	516,836	11,388	8,451	3,745	4,729
Other payables	116,691	81,922	343,638	391,535	26,588	2,358	21,248	21,248
	7,466,860	9,318,651	4,622,647	2,216,418	5,174,569	6,961,181	178,262	148,990

65

(In thousands of reais - R$, unless otherwise stated)

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500 million (R$2,599) referring to supply contracts of approximately 13 million tons of iron ore signed with a major international player, to be executed within 4 years, with supply expected to begin in 2024.

(2) The Company classifies drawee risk and forfaiting transactions with suppliers under other liabilities. These transactions are negotiated with financial institutions by which suppliers to anticipate receivables arising from sales of goods and, consequently, lengthen the payment terms of the Company's own obligations. The actual anticipation of receivables depends on the acceptance by its suppliers, since their participation is not compulsory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the due date agreed with the supplier, there is no alteration in the degree of subordination of the title in the case of judicial execution and no alteration in the existing commercial conditions between the Company and its suppliers.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

				Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Income tax and social contribution income (expense)
Current	(357,393)	(577,715)	(13,988)	(112,383)
Deferred	143,951	(488,439)	88,060	(505,185)
	(213,442)	(1,066,154)	74,072	(617,568)

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

	Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Income before income tax and social contribution	(609,106)	2,430,097	(1,000,468)	1,823,970
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	207,096	(826,233)	340,159	(620,150)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	24,519	11,885	78,097	510,260
Difference Tax Rate in companies abroad	(74,582)	250,494
Tax incentives	5,167	9,536		2,759
Recognition/(reversal) of tax credits	(364,833)	(505,251)	(341,302)	(502,295)
Other permanent deductions (additions)	(10,809)	(6,585)	(2,882)	(8,142)
Income tax and social contribution in net income for the period	(213,442)	(1,066,154)	74,072	(617,568)
Effective tax rate	-35%	44%	7%	34%

17.b)Deferred	income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

66

(In thousands of reais - R$, unless otherwise stated)

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Deferred
Income tax losses	2,955,632	2,679,028	1,515,516	1,279,792
Social contribution tax losses	994,028	894,183	566,965	482,104
Temporary differences	700,706	1,305,557	980,574	1,494,816
Tax, social security, labor, civil and environmental provisions	609,118	584,834	214,651	205,440
Estimated losses on assets	371,639	369,826	149,860	143,926
Gains/(Losses) on financial assets	439,063	468,813	410,455	442,333
Actuarial Liabilities (Pension and Health Plan)	229,566	226,875	222,745	222,745
Provision for consumption and services	213,919	205,880	180,775	172,566
Cash Flow Hedge Accounting and Unrealized Exchange Variations	851,054	1,459,012	696,853	1,206,064
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(143,659)	(149,489)
Business combination	(1,231,296)	(1,632,370)	(718,498)	(721,992)
Others	(414,602)	(3,728)	47,829	47,830
Total	4,650,366	4,878,768	3,063,055	3,256,712

Total Deferred Assets	4,935,307	5,095,718	4,039,360	4,219,717
Total Deferred Liabilities	(284,941)	(216,950)	(976,305)	(963,005)
Total Deferred	4,650,366	4,878,768	3,063,055	3,256,712

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2019 and 2023, these subsidiaries generated income in the amount of R$156,367. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$53,165. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
	03/31/2023	03/31/2022
Balance at January 1, 2021	4,569,011	4,843,653
Recognized in the result	(420,773)	(988,588)
Recognized in other comprehensive income	(322,876)	(598,353)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768	3,256,712
Recognized in the result	143,951	88,060
Recognized in other comprehensive income	(372,353)	(281,717)
Balance at March 31, 2023	4,650,366	3,063,055

17.d)Income	tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

	Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Income tax and social contribution
Actuarial gains on defined benefit pension plan	100,811	100,139	99,288	99,288
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,216,028	1,571,953	1,085,884	1,367,601
	991,489	1,346,742	859,822	1,141,539

67

(In thousands of reais - R$, unless otherwise stated)

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Tax	227,356	219,196	188,829	184,687	95,371	96,865	56,928	57,316
Social security	3,033	1,567	4		1,579	1,549
Labor	380,620	375,416	297,565	297,507	172,903	177,902	150,367	160,983
Civil	899,168	851,305	27,194	25,502	158,402	130,250	14,246	12,174
Environmental	40,145	37,341	2,859	2,859	16,889	15,250	1,153	1,154
Deposit of a guarantee			20,717	23,109
	1,550,322	1,484,825	537,168	533,664	445,144	421,816	222,694	231,627

Classified:
Current	45,790	73,089			27,512	31,371
Non-current	1,504,532	1,411,736	537,168	533,664	417,632	390,445	222,694	231,627
	1,550,322	1,484,825	537,168	533,664	445,144	421,816	222,694	231,627

The changes in tax, social security, labor, civil and environmental provisions in the year ended March 31, 2023 can be summarized as follows:

	Consolidated
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	03/31/2023
Tax	219,196	5,839	4,539	(2,218)	227,356
Social security	1,567	1,431	35		3,033
Labor	375,416	14,608	18,555	(27,959)	380,620
Civil	851,305	7,443	44,126	(3,706)	899,168
Environmental	37,341	3,241	870	(1,307)	40,145
	1,484,825	32,562	68,125	(35,190)	1,550,322

	Parent Company
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	03/31/2023
Tax	96,865	324	626	(2,444)	95,371
Social security	1,549		30		1,579
Labor	177,902	4,614	7,903	(17,516)	172,903
Civil	130,250	611	28,390	(849)	158,402
Environmental	15,250	1,667	40	(68)	16,889
	421,816	7,216	36,989	(20,877)	445,144

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of March 31, 2023 and December 31, 2022.

68

(In thousands of reais - R$, unless otherwise stated)

		Consolidated
	03/31/2023	12/31/2022
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	14,648,004	14,174,838

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	5,089,980	4,920,177

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement- Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,486,539	2,388,423

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,218,770	4,104,626

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá (1)	745,154	715,152

ICMS - SEFAZ/RJ - Electricity Credits	989,061	950,469

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	2,201,430	2,138,608

ICMS - SEFAZ/RJ- Disallowance of the ICMS credits - Transfer of iron ore	688,165	666,816

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	369,517	357,006

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	689,194	663,594

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	298,698	289,406

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,187,030	1,143,275

ICMS - SEFAZ/RJ - Assessment Notice -questions about sales for incentive area	1,301,333	1,255,251

Other tax lawsuits (federal, state, and municipal) (1)	6,130,014	5,579,232

Assessment Notice and imposition of fine (AIIM) -Charge of IRRF- RFB- Business Combinations of CSN Mineração held in 2015.	1,026,434	986,196

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	649,177	623,748

Assessment Notice and imposition of fine (AIIM) - RFB -Disallowance of credits PIS/COFINS of inputs and freight	1,288,532	1,238,018

Social security lawsuits	193,197	187,338

Action to discuss the balance of the construction contract – Tebas	593,716	560,638

Action related to power supply payment’s charge - Light	417,243	386,834

Action that discusses Negotiation of energy sales - COPEN - CEEE-G (1)	197,713	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (1)	197,847	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	113,479	109,206

Other civil lawsuits (1)	1,226,552	1,168,591

Labor and social security lawsuits (1)	1,820,516	1,726,517

Tax foreclosures – Fine – Volta Redonda IV	131,823	122,639

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits (1)	601,732	539,410
	49,807,239	47,688,078

In the first quarter of 2021, the Group was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

69

(In thousands of reais - R$, unless otherwise stated)

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to March 31, 2023, of R$6,326,601 (December 31, 2022, R$4,939,419), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Environmental liabilities	176,214	172,574	161,714	158,213
Asset retirement obligations	786,413	765,083
	962,627	937,657	161,714	158,213

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)Transactions	with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		03/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,074,371	2,074,371			1,768,915	1,768,915
Trade receivables (note 5)	(2)	52,274	1,184	78,913	132,371	48,236	1,182	59,716	109,134
Dividends (note 8)	(3)		77,377		77,377		77,377		77,377
Loans (note 8)	(4)		5,427		5,427		5,383		5,383
Other receivables (note 8)		30		1,828	1,858	30		1,828	1,858
		52,304	83,988	2,155,112	2,291,404	48,266	83,942	1,830,459	1,962,667
Non-current Assets
Investments	(1)			143,406	143,406			140,510	140,510
Loans (note 8)	(4)	3,691	1,507,513		1,511,204	3,678	1,381,095		1,384,773
Actuarial asset (note 8)				35,477	35,477			35,477	35,477
Other receivables (note 8)	(5)		1,484,759		1,484,759		1,484,759		1,484,759
		3,691	2,992,272	178,883	3,174,846	3,678	2,865,854	175,987	3,045,519
		55,995	3,076,260	2,333,995	5,466,250	51,944	2,949,796	2,006,446	5,008,186

Liabilities
Current Liabilities
Trade payables			161,249	20,576	181,825		93,115	37,448	130,563
Accounts payable			21,190		21,190		23,555	24,134	47,689
Provision for consumption			61,398		61,398		61,398		61,398
			243,837	20,576	264,413		178,068	61,582	239,650
Non-current Liabilities
Accounts payable			34,236		34,236		53,356		53,356
			34,236		34,236		53,356		53,356
			278,073	20,576	298,649		231,424	61,582	293,006

		Consolidated
		03/31/2023				03/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		61,987	3,892	353,513	419,392	73,922	8,120	750,864	832,906
Cost and expenses		(51)	(377,377)	(58,604)	(436,032)		(309,924)	(28,674)	(338,598)
Financial income (expenses)
Interest (note 25)			42,949	9,418	52,367		29,454	6,080	35,534
Exchange rate variations andmonetary, net				(17,953)	(17,953)
Financial investments (1)				66,876	66,876			(222,355)	(222,355)
		61,936	(330,536)	353,250	84,650	73,922	(272,350)	505,915	307,487

70

(In thousands of reais - R$, unless otherwise stated)

•	Parent Company

		Parent Company
		03/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,358,039	1,358,039			1,125,578	1,125,578
Trade receivables (note 5)	(2)	841,099		58,268	899,367	1,066,375		59,407	1,125,782
Loans (note 8)	(4)		5,427		5,427		5,383		5,383
Dividends (note 8)	(3)	255,859	39,621		295,480	255,859	39,621		295,480
Other receivables (note 8)		139,204		1,829	141,033	99,866		1,829	101,695
		1,236,162	45,048	1,418,136	2,699,346	1,422,100	45,004	1,186,814	2,653,918
Non-current Assets
Investments	(1)			143,406	143,406			140,510	140,510
Loans (note 8)	(4)	431,767	1,411,810	3,691	1,847,268	380,913	1,287,469		1,668,382
Actuarial asset (note 8)				28,072	28,072			28,072	28,072
Other receivables (note 8)	(5)	102,572	1,484,759		1,587,331	223,908	1,484,759		1,708,667
		534,339	2,896,569	175,169	3,606,077	604,821	2,772,228	168,582	3,545,631
		1,770,501	2,941,617	1,593,305	6,305,423	2,026,921	2,817,232	1,355,396	6,199,549

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	105,348			105,348	43,806			43,806
Trade payables		371,950	12,353	19,943	404,246	269,264	41,654	36,289	347,207
Accounts payable		98,873			98,873	103,012		24,134	127,146
Provision for consumption		283,550			283,550	279,437			279,437
		859,721	12,353	19,943	892,017	695,519	41,654	60,423	797,596
Non-current Liabilities
Intercompany Loans (note 12)	(6)	9,530,649			9,530,649	9,984,044			9,984,044
Accounts payable		16,141			16,141	41,694			41,694
		9,546,790			9,546,790	10,025,738			10,025,738
		10,406,511	12,353	19,943	10,438,807	10,721,257	41,654	60,423	10,823,334

		Parent Company
		03/31/2023				03/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		1,195,030	-	353,476	1,548,506	1,587,128	70	750,860	2,338,058
Cost and expenses		(695,228)	(103,448)	(71,637)	(870,313)	(781,200)	(121,169)	(29,058)	(931,427)
Financial income (expenses)
Interest (note 25)		(45,725)	42,212	9,327	5,814	(8,793)	29,602	5,646	26,455
Exclusive funds (note 25)				5,307	5,307			2,287	2,287
Financial investments (1)				66,877	66,877			(222,355)	(222,355)
Exchange rate variations andmonetary, net		227,439		(3,158)	224,281	1,233,695			1,233,695
		681,516	(61,236)	360,192	980,472	2,030,830	(91,497)	507,380	2,446,713

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3)	Dividends receivable: In the Parent Company as of March 31, 2023, and December 31, 2022, this refers mainly to interest on own capital from CSN Mineração S.A in the amount of R$ 59,469, Mineração Nacional S.A in the amount of R$ 14,785 and dividends from the subsidiary CSN Cimentos S.A in the amount of R$ 178,348. In Consolidated as of March 31, 2023, and December 31, 2022, refers to dividends from MRS Logística S.A in the amount of R$ 77,377.

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística amounting to R$1,504,163 as of March 31,2023 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): In Consolidated as of March 31, 2023, and December 31, 2022, advance for future capital increase with Transnordestina Logística S.A. of R$1,484,759.

71

(In thousands of reais - R$, unless otherwise stated)

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$9,635,997 as of March 31, 2023 (R$10,027,850 as of December 31, 2022).

20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2023 and 2022.

	03/31/2023	03/31/2022
	P&L
Short-term benefits for employees and officers	7,395	5,620
Post-employment benefits	102	63
	7,497	5,683

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,096,291	2,096,291	9,365	9,365	3,853	3,853	2,109,509	2,109,509

Controladas do Grupo	R$	Up to 12/21/2024 and indefinite			197	197	2,163	2,163	2,360	2,360

CSN Mineração	R$	Up to 12/21/2024	540,946	540,946					540,946	540,946

Total in R$			2,637,237	2,637,237	9,562	9,562	6,016	6,016	2,652,815	2,652,815

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,150,000	1,150,000					1,150,000	1,150,000

CSN Cimentos	US$	Indefinite	115,000	115,000.000				-	115,000	115,000

Total in US$			2,565,000	2,565,000					2,565,000	2,565,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			13,031,226	13,867,929			396,780	396,780	13,428,006	14,264,709
			15,668,463	16,505,166	9,562	9,562	402,796	402,796	16,080,821	16,917,524

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of March 31, 2023 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2022 R$10,240,000 divided into 1,387,524,047 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on March 31, 2023 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

21.d)	Ownership structure

As of March 31, 2023 and December 31, 2022, the Company’s ownership structure was as follows:

72

(In thousands of reais - R$, unless otherwise stated)

			03/31/2023			12/31/2022
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	543,617,803	40.99%	40.99%	679,522,254	51.24%	51.24%
Rio Iaco Participações S.A.	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Participações S.A.	135,904,451	10.25%	10.25%	0	0.00%	0.00%
NYSE (ADRs)	260,550,326	19.65%	19.65%	254,520,040	19.19%	19.19%
Other shareholders	340,315,125	25.66%	25.66%	346,345,411	26.12%	26.12%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

As of March 31, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

21.e)	Treasury shares

As of March 31, 2023, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20,06 and R$23,22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17,20 and R$26,76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 common book-entry shares without nominal value.

21.f) Earnings per share

The earnings per share are shown below:

	Parent Company
	03/31/2023	03/31/2022
	Common Shares
(Loss)/profit for the period	(926,396)	1,206,402
Weighted average number of shares	1,326,093,947	1,329,407,441
Basic and diluted earnings per share	(0.69859)	0.90747

22.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

	Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Gross revenue
Domestic market	6,709,992	7,217,187	4,883,831	6,553,702
Foreign market	6,172,300	6,203,253	595,957	1,233,838
	12,882,292	13,420,440	5,479,788	7,787,540
Deductions
Sales returns, discounts and rebates	(120,546)	(74,006)	(101,987)	(60,438)
Taxes on sales	(1,443,056)	(1,576,568)	(907,734)	(1,328,600)
	(1,563,602)	(1,650,574)	(1,009,721)	(1,389,038)
Net revenue	11,318,690	11,769,866	4,470,067	6,398,502

73

(In thousands of reais - R$, unless otherwise stated)

23.	EXPENSES BY NATURE

	Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Raw materials and inputs	(3,082,974)	(3,698,461)	(2,536,554)	(3,387,395)
Outsourcing material	(1,227,283)	(689,833)
Labor cost	(945,391)	(684,261)	(367,886)	(339,931)
Supplies	(932,240)	(683,332)	(652,143)	(481,616)
Maintenance cost (services and materials)	(100,047)	(299,278)	(51,522)	(150,795)
Outsourcing services	(771,987)	(475,459)	(272,560)	(285,781)
Freight	(993,444)	(494,433)	(194,576)	(191,994)
Depreciation, amortization and depletion	(781,276)	(635,470)	(272,459)	(250,800)
Others	(259,228)	(214,084)	(8,657)	(71,417)
	(9,093,870)	(7,874,611)	(4,356,357)	(5,159,729)
Classified as:
Cost of sales	(8,073,476)	(7,287,285)	(4,090,964)	(4,867,733)
Selling expenses	(860,513)	(443,996)	(211,489)	(242,330)
General and administrative expenses	(159,881)	(143,330)	(53,904)	(49,666)
	(9,093,870)	(7,874,611)	(4,356,357)	(5,159,729)

The depreciation, amortization and depletion for the year were distributed as follows.

	Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Production costs (1)	(770,910)	(624,854)	(267,515)	(245,376)
Selling expenses	(3,836)	(3,210)	(2,153)	(2,037)
General and administrative expenses	(6,530)	(7,406)	(2,791)	(3,387)
	(781,276)	(635,470)	(272,459)	(250,800)
Other operational (2)	(19,902)	(20,667)	(1,771)	(1,689)
	(801,178)	(656,137)	(274,230)	(252,489)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of March 31, 2023, in the amount of R$1,824 in the consolidated (R$1,666 as of March 31, 2022) and R$163 in the parent company (R$140 as of March 31, 2022).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 24.

24.	OTHER OPERATING INCOME AND EXPENSES

	Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Other operating income
Receivables by indemnity	3,955	5,360	3,751	5,359
Rentals and leases	3,527	1,675	1,302	1,515
Contractual fines	950	388	658	8
Updated shares – Fair value through profit or loss (Note 13)	42,210	12,608	42,210	12,608
Other revenues	44,087	3,370	26	80
	94,729	23,401	47,947	19,570

Other operating expenses
Taxes and fees	(31,399)	(13,537)	(18,524)	(7,399)
Expenses/reversal with environmental liabilities, net	(3,119)	515	(1,528)	1,045
Write-off/(Provision) of judicial lawsuits	(81,214)	(28,545)	(43,383)	(19,007)
Depreciation and amortization (note 23)	(19,902)	(20,667)	(1,771)	(1,689)
Reversal/(Write-off) of estimated losses on property, plant and equipment, intangible assets and PPI, net of reversal (notes 9.d, 10 and 11)	2,176	(7,963)	1,902	(156)
Estimated (Loss)/reversal in inventories (1)	(404,373)	(29,267)	(156,013)	(12,236)
Idleness in stocks and paralyzed equipment (2)	(144,193)	(94,628)	(144,193)
Studies and project engineering expenses	(8,940)	(13,762)	(3,680)	(4,081)
Healthcare plan expenses	(26,705)	(26,182)	(26,382)	(25,950)
Cash flow hedge accounting realized (note 13) (3)	(930,523)	(79,296)	(353,203)	(79,296)
Other expenses	(112,345)	(69,249)	(43,710)	(30,685)
	(1,760,537)	(382,581)	(790,485)	(179,454)
Other operating income (expenses), net	(1,665,808)	(359,180)	(742,538)	(159,884)

74

(In thousands of reais - R$, unless otherwise stated)

(1) In the Parent Company, refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and in Consolidated, losses in inventories in the amount of (R$212,198);

(2) In 2023, unused capacity due to lower than normal production volume at Presidente Vargas Plant ("UPV");

(3) In the Parent Company this is the realization of a Cash Flow Hedge in the amount of (R$353,203) and in Consolidated the realization of a Cash Flow Hedge in the amount of (R$362,946) and a Hedge of Platts in the amount of (R$568,025).

25.	FINANCIAL INCOME (EXPENSES)
		Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Financial income
Related parties (Note 20 a)	54,429	38,108	72,415	45,265
Income from financial investments	194,545	126,523	30,557	24,984
Updated shares – Fair value through profit or loss (Note 13.d)	66,876	(222,355)	66,876	(222,355)
Other income	28,969	21,865	20,476	27,344
	344,819	(35,859)	190,324	(124,762)
Financial expenses
Borrowings and financing - foreign currency (note 13)	(302,226)	(293,578)	(36,556)	(49,104)
Borrowings and financing - local currency (note 13)	(502,789)	(272,702)	(283,461)	(226,841)
Capitalised interest (note 10)	44,198	28,077	17,505	7,607
Related parties	(2,062)	(2,574)	(61,294)	(16,523)
Lease liabilities	(17,271)	(14,963)	(256)	(356)
Interest and fines	(100,896)	(31,296)	(85,203)	(793)
Interest on drawn/forfaiting risk operations	(138,363)	(90,188)	(138,363)	(90,188)
(-) Adjustment present value of trade payables	(80,996)	(96,735)	(62,370)	(79,805)
Commission, bank fees, Guarantee and bank fees	(45,032)	(49,902)	(21,284)	(28,954)
PIS/COFINS over financial income	(18,290)	(7,133)	(3,574)	(1,726)
Other financial expenses	(123,421)	(137,060)	(29,874)	(12,365)
	(1,287,148)	(968,054)	(704,730)	(499,048)
Others financial items, net
Foreign exchange and monetary variation, net	(269,162)	(148,840)	(46,760)	(203,971)
Gains and (losses) on exchange derivatives (*)	21,864	27,516	(40,172)	72,096
	(247,298)	(121,324)	(86,932)	(131,875)
	(1,534,446)	(1,089,378)	(791,662)	(630,923)

Financial income (expenses), net	(1,189,627)	(1,125,237)	(601,338)	(755,685)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar	(40,172)	(80,748)
Interest rate swap CDI x IPCA	43,143	42,868
Exchange rate swap CDI x Dollar	18,893	65,396	(40,172)	72,096
	21,864	27,516	(40,172)	72,096

26.	SEGMENT INFORMATION

The financial information related to the business segments is not changed from that disclosed in the Company's financial statements as of December 31, 2022. Accordingly, management has decided not to repeat them in this condensed interim financial information.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

75

(In thousands of reais - R$, unless otherwise stated)

								03/31/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	3,945,649	282,277	69,903	519,007	139,437	1,119,131	(846,688)	5,228,716
Foreign market	1,831,211	3,859,163					399,600	6,089,974
Cost of sales and services (note 23)	(5,021,041)	(2,246,834)	(59,478)	(339,692)	(123,518)	(959,623)	676,710	(8,073,476)
Gross profit	755,819	1,894,606	10,425	179,315	15,919	159,508	229,622	3,245,214
General and administrative expenses (note 23)	(313,076)	(126,359)	(2,015)	(42,819)	(12,629)	(96,274)	(427,222)	(1,020,394)
Other operating (income) expenses, net (note 24)	(627,475)	(636,454)	3,498	10,568	4,019	(38,263)	(381,701)	(1,665,808)
Equity in results of affiliated companies (note 9)							21,509	21,509
Operating result before Financial Income and Taxes	(184,732)	1,131,793	11,908	147,064	7,309	24,971	(557,792)	580,521

Sales by geographic area
Asia		3,769,149					399,600	4,168,749
North America	402,491							402,491
Latin America	46,759							46,759
Europe	1,381,961	90,014						1,471,975
Foreign market	1,831,211	3,859,163					399,600	6,089,974
Domestic market	3,945,649	282,277	69,903	519,007	139,437	1,119,131	(846,688)	5,228,716
Total	5,776,860	4,141,440	69,903	519,007	139,437	1,119,131	(447,088)	11,318,690

								03/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,184,803	515,377	75,891	458,444	44,137	385,981	(991,361)	5,673,272
Foreign market	2,697,270	3,345,939					53,385	6,096,594
Cost of sales and services (note 23)	(5,826,729)	(1,595,142)	(54,780)	(341,637)	(47,037)	(272,246)	850,286	(7,287,285)
Gross profit	2,055,344	2,266,174	21,111	116,807	(2,900)	113,735	(87,690)	4,482,581
General and administrative expenses (note 23)	(327,280)	(62,418)	(9,708)	(30,743)	(8,553)	(68,921)	(79,703)	(587,326)
Other operating (income) expenses, net (note 24)	(101,828)	(150,239)	(1,030)	12,630	(450)	(19,972)	(98,291)	(359,180)
Equity in results of affiliated companies (note 9)							19,259	19,259
Operating result before Financial Income and Taxes	1,626,236	2,053,517	10,373	98,694	(11,903)	24,842	(246,425)	3,555,334

Sales by geographic area
Asia		3,083,261					53,385	3,136,646
North America	537,723							537,723
Latin America	104,572							104,572
Europe	2,053,909	262,678						2,316,587
Foreign market	2,697,270	3,345,939					53,385	6,096,594
Domestic market	5,184,803	515,377	75,891	458,444	44,137	385,981	(991,361)	5,673,272
Total	7,882,073	3,861,316	75,891	458,444	44,137	385,981	(937,976)	11,769,866

27.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Income tax and social contribution paid	349,970	2,139,229	-	56,845
Addition to PP&E with interest capitalization (notes 10 and 25)	44,198	28,077	17,505	7,607
Remeasurement and addition – Right of use (note 10 i)	51,841	19,409	3,907	81
Addition to PP&E without adding cash	9,993	-
	456,002	2,186,715	21,412	64,533

76

(In thousands of reais - R$, unless otherwise stated)

28.	STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Profit for the period/(Loss)	(822,548)	1,363,943	(926,396)	1,206,402

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	679	97	672	31
	679	97	672	31

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(28,802)	(741,052)	(28,802)	(741,052)
(Loss)/gain cash flow hedge, net of taxes	313,746	1,426,909	313,746	1,426,909
Cash flow hedge reclassified to income upon realization, net of taxes	233,114	52,335	233,114	52,335
(Loss)/gain cash flow hedge accounting, net taxes,from investments in subsidiaries	180,618	2,468	144,050	1,931
	698,676	740,660	662,108	740,123

	699,355	740,757	662,780	740,154

Comprehensive income for the year	(123,193)	2,104,700	(263,616)	1,946,556

Attributable to:
Controlling shareholders	(263,616)	1,946,556	(263,616)	1,946,556
Earnings attributable to the non-controlling interests	140,423	158,144
	(123,193)	2,104,700	(263,616)	1,946,556

29.	SUBSEQUENT EVENTS

Parent Company:

Approval of dividends

On April 28, 2023, the Company approved, at an Ordinary General Meeting, the distribution of dividends in the amount of R$ 836,855 to the profit reserve account and R$ 777,145 as proposed additional dividends. Both payments will be made on May 17, 2023.

Consolidated:

Export Prepayment

On March 30, 2023, the subsidiary CSN Mineração entered into an Agreement for a line of credit for export financing with prepayment, in the total amount of up to US$ 1.4 billion and final maturity of 12 years, of which up to US$ 980 million will be granted by Japan Bank, and up to US$ 420 million will be granted by a syndicate of international banks, guaranteed by Nippon Export and Investment Insurance ("NEXI"). This operation aims to support CSN Mineração in its project to build the pellet feed plant (P15) at the Casa de Pedra mine.

Approval of dividends

On April 28, 2023, the subsidiary CSN Mineração approved, at an Ordinary General Meeting, the distribution of R$631,912 as additional proposed dividends. Additionally, at the Board of Directors Meeting held on May 3, 2023, the subsidiary approved the distribution of interim dividends in the amount of R$1,550,000 to the profit reserve account and interest on own capital in the amount of R$279,434 as an anticipation of the mandatory minimum dividend. All dividends will be paid on May 17, 2023.

77

(In thousands of reais - R$, unless otherwise stated)

11.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)	Projection object.

The Company estimates the following variables below:

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

78

(In thousands of reais - R$, unless otherwise stated)

Estimates replaced in the last 3 fiscal years:

CSN replaced in Dec/20 the projection of reaching 3.0 x to 2.5 x in the Net Debt/Adjusted EBITDA Indicator at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching 2.5 x to 2.0 x the Net Debt/Adjusted EBITDA Indicator at the end of the annual Balance Sheet of 2021.

CSN replaced in Dec/20 the projection of reaching a Net Debt of BRL23 billion by BRL20 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of achieving a Consolidated Adjusted EBITDA of BRL9.75 billion by BRL11.2 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection to achieve a Mining segment EBITDA of BRL7.3 billion by BRL7.65 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Steel segment EBITDA of BRL1.6 billion by BRL2.3 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Consolidated CAPEX of BRL1.5 billion for BRL1.6 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the estimated iron ore production volume in 2020 of 33Mton, against previous expectation of 33-36Mton.

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6.100 million between 2021-2025.

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

79

(In thousands of reais - R$, unless otherwise stated)

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2021

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

2022

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The volume of ore production was impacted by above-normal rainfall in the Company's operations, which affected the mining and transportation capacity of the ore, and the ramp-up of projects connected to the Central Plant (CMAI 3, spirals, and regrinding).

The increase in Capex expenditures, which were above expectations, mainly occurred in the fourth quarter with the integration of Cimentos Brasil's operations.

The increase in net debt, in millions of reais, compared to the guidance, was mainly caused by large cash expenditures related to the Company's acquisitions, with the aim of diversifying its business portfolio.

c) as of projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

80

(In thousands of reais - R$, unless otherwise stated)

Current and valid estimates:

Monitoring and changes in projections disclosed

Replaced estimates:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

81

(In thousands of reais - R$, unless otherwise stated)

Report on the interim financial information

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2023, which comprise the balance sheet as of March 31, 2023 and the related statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the quarter then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement NBC TG 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

82

(In thousands of reais - R$, unless otherwise stated)

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the three-month period ended March 31, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Barueri, May 03, 2023.

Mazars Auditores Independentes

CRC 2 SP023701/O-8

Éverton Araken Paetzold

Contador CRC 1PR 047.959/O-9

83

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31,2023.

São Paulo, May 03, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

84

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2023.

São Paulo, May 03, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.